    As filed with the Securities and Exchange Commission on January 29, 1998.


                          Registration Number 33-63662

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3

                                   ON FORM S-1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                J2 COMMUNICATIONS
              Exact name of Registrant as specified in the charter

           California                       3652                     95-4053296
(State or other jurisdiction of  (Primary Standard Industrial      (IRS Employer
 incorporation or organization)   Classification Code Number)    Identification No.)

                                J2 COMMUNICATIONS
                      10850 Wilshire Boulevard, Suite 1000
                          Los Angeles, California 90024
                                 (310) 474-5252

               (Address, including Zip Code and Telephone Number,
                 including Area Code, of Registrant's Principal
                               Executive Offices.)


                                JAMES P. JIMIRRO
                      10850 Wilshire Boulevard, Suite 1000
                          Los Angeles, California 90024
                                 (310) 474-5252


            (Names, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                               BRUCE P. VANN, ESQ.
                          Kelly Lytton Mintz & Vann LLP
                      1900 Avenue of the Stars, Suite 1450
                          Los Angeles, California 90067
                                 (310) 282-7031


      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If any of the securities being registered on this Form S-1 are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following line.

                         CALCULATION OF REGISTRATION FEE


                                                 Proposed        Proposed
                                                 Maximum         Maximum           Amount
                                    Amount       Offering        Aggregate           of
Title of Each Class of              to be        Price Per       Offering        Registration
Securities to be registered       Registered     Share (1)       Price (1)           Fee
---------------------------       ----------     ---------       ---------       ------------
Common Stock, no par value(1)(2)    1,753,211      $2.00          $3,506,422        (3)


(1) As required by Rule 757(g) of Regulation C, the offering price for the shares with respect to the exercise of the outstanding warrants is $2.00 per share.

(2) These shares of Common Stock are issuable upon exercise of the Warrants. An indeterminate number of additional shares of Common Stock are registered hereunder. Such shares may be issued, as provided in the Warrant Agreement, in the event that provisions against dilution become operative.

(3) Previously paid pursuant to Registration Statement 33-63662.

        The registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                J2 COMMUNICATIONS
                              CROSS-REFERENCE SHEET

             Pursuant to Item 501(b) of Regulation S-K, showing the location in the Prospectus of the answers to the items in Part 1 of Form S-1

ITEM NUMBER AND CAPTION                                   CAPTION IN PROSPECTUS
-----------------------                                   ---------------------
1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus               Outside Front Cover Page; Cross
                                                          Reference Sheet

2.   Inside Front and Outside Back Cover
     Page of Prospectus                                   Inside Front Cover Page; Outside
                                                          Back Cover Page

3.   Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges                         Prospectus Summary, Risk Factors

4.   Use of Proceeds                                      Prospectus Summary; Use of Proceeds

5.   Determination of Offering Price                      Underwriting

6.   Dilution                                             *

7.   Selling Security Holders                             Principal and Selling Stockholders

8.   Plan of Distribution                                 Outside Front and Inside Front Cover Pages;
                                                          Underwriting

9.   Description of Securities to be Registered           Description of Company's Securities

10.  Interests of Named Experts and Counsel               Experts

11.  Information with Respect to the Registrant           Outside Front and Inside Front Cover Pages;
                                                          Prospectus Summary

    (a)  Description of Business                          Business
    (b)  Description of Property                          Business - Properties
    (c)  Legal Proceedings                                Business - Legal Proceedings
    (d)  Market Price of and Dividends on the
         Registrant's Common Equity and Related
         Stockholder Matters                              Dividends; Description of Company's
                                                          Securities
    (e)  Financial Statements                             Consolidated Financial Statements
    (f)  Selected Financial Data                          Selected Financial Data
    (g)  Supplementary Financial Information              Consolidated Financial Statements
    (h)  Management's Discussion and Analysis
         of Financial Condition and Results
         of Operations                                    Management's Discussion and Analysis
                                                          of Financial Condition and Results of Operations
    (i)  Disagreements with Accountants on
         Accounting and Financial Disclosure              *
    (j)  Directors and Executive Officers                 Directors and Executive Officers
    (k)  Management Remuneration                          Executive Compensation
    (l)  Security Ownership of Certain Beneficial
         Owners and Management                            Security Ownership of Certain
                                                          Beneficial Owners and Management
12.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities

* Not applicable or answer thereto is negative.

                  PRELIMINARY PROSPECTUS DATED JANUARY __, 1998


                                1,753,211 SHARES

                                J2 COMMUNICATIONS


        This Prospectus relates to 1,753,211 shares of Common Stock, no par value, (the "Warrant Shares"), which may be issued upon exercise of the Series A Warrants (the "Warrants") of J2 Communications (the "Company"). The Warrants and Warrant Shares were issued by the Company in 1990 in connection with the Company's acquisition of National Lampoon, Inc. The expiration date for exercising the Warrants has been extended until June 30, 1998.

        Pursuant to the terms of the warrant agreement (the "Warrant Agreement"), dated October 5, 1990, between the Company and U. S. Stock Transfer Corp., each Warrantholder is entitled to purchase one share of the Company's Common Stock at an exercise price of $3.00 per share (the "Exercise Price"). The Company has notified all Warrantholders that the Exercise Price has been lowered to $2.00 through the remaining period that the Warrants may be exercised.


        The Warrant Shares may be offered to the public from time to time by holders of Warrants who exercise such warrants (the "Selling Securityholders"). See "The Selling Securityholders". The Company will receive none of the proceeds from the sale of the Common Stock by the Selling Securityholders. The Company will receive certain amounts in connection with the exercise of the Warrants. The Selling Securityholders will bear the commissions and discounts of any underwriters, dealers and agents and the legal expenses of the Selling Securityholders. The Common Stock may be sold directly or through underwriters, dealers or agents in market transactions or privately-negotiated transaction. See "Plan of Distribution."


        The Company's Common Stock and Warrants are traded over-the-counter and the Common Stock is quoted on The NASDAQ SmallCap Market. On January 15, 1998, the last sale price of the Common Stock on The NASDAQ SmallCap Market was $3/4 per share and the last sale price for the Warrants was $5/32.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is January __, 1998.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in the Prospectus.

                                   THE COMPANY

        J2 Communications was originally formed primarily to engage in the acquisition, development and production of entertainment feature film and special-interest videocassette programs, and the marketing of these programs in the home video sell-through market. In 1990, the Company acquired National Lampoon, Inc., a publisher of a national satire and humor magazine and licensor of feature films. The Company was founded in March, 1986 by its Chairman of the Board and President, James P. Jimirro, the first President of both the Disney Channel and Walt Disney Home Video.


        Due to the increasing competitiveness of the videocassette market, resulting in decreasing volume and profitability, the Company has de-emphasized this segment of its business. The Company is now focusing on expanding the licensing of the National Lampoon name to virtually every segment of the entertainment business. The first significant result of this effort was achieved with the release in February, 1993 of the feature film National Lampoon's Loaded Weapon I. This film achieved approximately $28 million of theatrical revenue in its United States theatrical release. The Company will participate in the film's revenue as provided by the Company's licensing agreement with New Line Cinema, the producer and distributor of the film. The second film produced under this agreement, National Lampoon's Senior Trip was not a commercial success and is not expected to generate any contingent income for the Company.


        The Company expects that its videocassette business, which has been declining in recent years, will continue to decline, and in the future will not be a significant part of its operations.

                                  THE OFFERING

Common Stock offered hereunder                             1,753,211 shares

Common Stock to be outstanding after the Offering          5,353,201 shares


Use of Proceeds                                            (1)

NASDAQ symbol                                              JTWO

(1)     The Company will receive no proceeds from the offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                       Year Ended July 31,
                                                3 Mos.  Ended      3 Mos.  Ended   ----------------------------
                                               October 31, 1997  October 31, 1996      1997            1996
                                               ----------------  ----------------  -----------     ------------
                                                 (Unaudited)        (Unaudited)
STATEMENT OF OPERATIONS OF DATA:

Total revenues                                  $  311,000         $   500,000     $ 1,356,000      $  964,000

Cost and expenses:                                  13,000              27,000         262,000         259,000
Costs of revenue

Selling, general and administrative                180,000             175,000         792,000         725,000

Amortization of intangible assets                   60,000              60,000         240,000         240,000
                                               -----------         -----------     -----------     -----------
Income (loss) from operations                       58,000             238,000          62,000        (260,000)

Other income:

Settlement of IRS claims                                --                  --              --              --

Settlement of royalty claims                            --                  --              --              --

Interest income                                     17,000              12,000          59,000          77,000

Minority interest in income of
 consolidated subsidiary                           (31,000)            (82,000)        (82,000)        (46,000)

Interest expense                                        --                  --              --              --
                                               -----------         -----------     -----------     -----------

Income (loss) before provision for (benefit
 from) income taxes and extra-ordinary
 income                                             44,000             168,000          39,000        (229,000)

Provision for (benefit from)
 income taxes                                        6,000               7,000           9,000           7,000
                                               -----------         -----------     -----------     -----------

Income (loss) before extraordinary item             38,000             161,000          30,000        (236,000)

Extraordinary item - troubled debt
 restructuring                                          --                  --              --              --
                                               -----------         -----------     -----------     -----------
NET INCOME (LOSS)                              $    38,000         $   161,000     $    30,000     $  (236,000)
                                               ===========         ===========     ===========     ===========
INCOME (LOSS) PER COMMON SHARE
 Income (Loss) before extraordinary income     $      0.01         $      0.04     $      0.01     $     (0.07)
Extraordinary income                           $        --                  --              --     $        --
                                               -----------         -----------     -----------     -----------
Net income (loss)                              $      0.01         $      0.04     $      0.01     $     (0.07)
                                               ===========         ===========     ===========     ===========

                                                                Year Ended July 31,
                                                 ---------------------------------------------
                                                    1995             1994              1993
                                                 ---------       -----------       -----------
Total revenues                                  $1,284,000       $ 1,848,000       $ 1,726,000

Cost and expenses:                                 193,000           203,000         1,078,000
Costs of revenue

Selling, general and administrative                818,000         1,129,000         2,234,000

Amortization of intangible assets                  240,000           240,000           307,000
                                                 ---------       -----------       -----------
Income (loss) from operations                       33,000           276,000        (1,893,000)

Other income:

Settlement of IRS claims                                --                --           181,000

Settlement of royalty claims                            --            84,000           374,000

Interest income                                     49,000            15,000            19,000

Minority interest in income of
 consolidated subsidiary                           (30,000)          (30,000)          (33,000)

Interest expense                                        --           (18,000)          (18,000)
                                                 ---------       -----------       -----------
Income (loss) before provision for (benefit
 from) income taxes and extra-ordinary
 income                                             52,000           327,000        (1,370,000)

Provision for (benefit from)
 income taxes                                      (14,000)           22,000             9,000
                                                 ---------       -----------       -----------
Income (loss) before extraordinary item             66,000           305,000        (1,379,000)

Extraordinary item - troubled debt
 restructuring                                          --                --            69,000
                                                  ---------       -----------       -----------

NET INCOME (LOSS)                                $  66,000       $   305,000       $(1,310,000)
                                                 =========       ===========       ===========
INCOME (LOSS) PER COMMON SHARE
 Income (Loss) before extraordinary income       $    0.02       $      0.09       $     (0.43)

Extraordinary income                             $      --                --              0.02
                                                 ---------       -----------       -----------
Net income (loss)                                $    0.02       $      0.09       $     (0.41)
                                                 =========       ===========       ===========


                       3 Mos. Ended     3 Mos.  Ended                                Year Ended July 31,
                     October 31, 1997  October 31, 1996      -------------------------------------------------------------------
                       (Unaudited)       (Unaudited)         1997           1996           1995          1994          1993
                       -----------       -----------         ----           ----           ----          ----          ----
BALANCE SHEET DATA:

Intangible assets        $3,836,000     $  136,000        $3,896,000     $4,136,000     $4,376,000     $4,616,000     $4,855,000

Total assets             $5,410,000     $5,367,000        $5,473,000     $5,367,000     $5,667,000     $5,801,000     $5,653,000
                         ==========     ==========        ==========     ==========     ==========     ==========     ==========

Shareholders' equity     $3,720,000     $3,652,000        $3,682,000     $3,652,000     $3,888,000     $3,814,000     $3,262,000
                         ==========     ==========        ==========     ==========     ==========     ==========     ==========

                                  RISK FACTORS

1.  PUBLISHING


An agreement between NL and The Harvard Lampoon, Inc. provides that NL may use the "Lampoon" name perpetually, subject to, among other things, publication of the magazine at least once a year. Under the agreement, as amended, NL pays The Harvard Lampoon, Inc. royalties of up to 2% of all revenues derived from sales of publications using the name "National Lampoon," and royalties of up to 2% of "pre-tax profits" (as defined in the agreement) derived from non-publishing activities using such name. In 1994 and 1995, the National Lampoon magazine was published through an arrangement with a third party. "See Business-Publishing". Beginning with the 25th Anniversary issue published in May, 1996, the Company again began publishing the magazine. Under the agreement with Harvard University, the Company is obligated to publish the magazine once a year. The Company is reviewing its options regarding further publication and is not yet determined the number of issues it will directly publish.


2.  DEPENDENCE OF LICENSING OPERATIONS


The Company anticipates that a majority of future revenue will be dependent on exploiting the "National Lampoon" name. The Company is subject to several licensing agreements, including a feature film agreement with New Line Cinema which led to the production of National Lampoon's Loaded Weapon I and National Lampoon's Senior Trip. The Company, as a profit participant in these ventures, is substantially dependent on the performance of the parties to such agreement and upon the commercial success of the licensed products. No assurance can be given that any of these agreements will lead to significant revenue for the Company.

On March 10, 1997 counsel for Harvard Lampoon, Inc. ("HLI") filed a demand for arbitration to the American Arbitration Association, asserting that the Company underpaid royalties under the HLI royalty agreement by approximately $226,000, plus unspecified late charges, for the period from July 1, 1992, through June 30, 1995, based on HLI's interpretation of the agreement. By agreement of both parties arbitration was stayed in order to submit the matter to a mediation under the auspices of the Judicial Arbitration and Mediation Services, which took place on May 8th and 9th, 1997. Settlement negotiations commenced at the mediation and arbitration proceedings continue to be stayed while the settlement negotiations continue. If settlement is not reached, J2 will vigorously contest HLI's claims in arbitration.


3.  DEPENDENCE ON KEY PERSONNEL

The Company is substantially dependent on the services of James P. Jimirro, who serves as the Company's Chairman of the Board and President. Although Mr. Jimirro is party to an employment agreement with the Company, the loss of his services could have a material adverse effect on the Company.

4.  NEW LISTING STANDARDS FOR NASDAQ


On August 22, 1997, the Securities and Exchange Commission approved new standards for listing on The Nasdaq SmallCap Market. The changes increase the quantitative criteria necessary to maintain a listing on Nasdaq, and, for the first time, apply corporate governance requirements to the SmallCap Market. Among the changes introduced by Nasdaq are a $1 minimum bid price for Common and Preferred Stock; an increase in certain quantitative requirements, such as the size and market value of public float, the number of market makers and shareholders, and the amount of tangible assets; the adoption of a peer review requirement for all independent auditors of Nasdaq listed companies, and the adoption of various corporate governance requirements.

Companies on The Nasdaq SmallCap Market have until February 23, 1998 to comply with the new requirements. If a company is unable to comply with one or more of the new requirements, Nasdaq provides a cure period prior to a final determination being made to delist a company's stock from The Nasdaq SmallCap Market.

The Company, believes that at the present time, it can comply with the new requirements on a going-forward basis, but no assurance can be given that the Company will be able to meet and then maintain the new requirements.

                                 USE OF PROCEEDS


The Company will not receive any of the proceeds from the sale of the Selling Securityholder Warrant Shares.


                    PRICE RANGE OF COMMON STOCK AND WARRANTS


COMMON STOCK: The Company's Common Stock is traded on The NASDAQ SmallCap Market under the symbol "JTWO."


The following table sets forth, for the periods indicated, the highest and lowest last reported sale prices for the Common Stock, as reported on the
NASDAQ:


Common Stock                                                 High      Low
------------                                                 ----      ---
Fiscal 1998:

First Quarter............................................ $1 17/32   $   7/8
Second Quarter (through January 15, 1998)................ $1 5/32    $ 19/32

Fiscal 1997:

        First Quarter..................................... $1 5/16   $1 1/16
        Second Quarter.................................... $1 3/16   $   7/8
        Third Quarter..................................... $1 5/16   $ 25/32
        Fourth Quarter.................................... $1 7/32   $1 3/16

Fiscal 1996:

        First Quarter..................................... $1 1/2    $1
        Second Quarter.................................... $1 5/8    $1 3/16
        Third Quarter..................................... $1 15/32  $1 1/32
        Fourth Quarter.................................... $1 3/16   $1 1/16

        On January 15, 1998, the closing bid price for the Common Stock was $3/4 per share. The approximate number of holders of record of Common Stock on that date was 553. The Company has never paid a dividend on its Common Stock and presently intends to retain all earnings for use in its business.

WARRANTS: The Company's Warrants were issued in connection with its acquisition of National Lampoon, Inc. The Warrants began trading in the over-the-counter market on October 26, 1990 under the symbol JTWOW. The following table sets forth for the period indicated, the high and low bid prices reflect interdealer prices without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Warrants                                                  High          Low
--------                                                  ----          ---

Fiscal 1998:

        First Quarter ................................... $ 11/32      $ 1/16
        Second Quarter (through January 15, 1998)........ $  7/32      $ 1/16

Fiscal 1997:

        First Quarter.................................... $   3/8      $ 5/16
        Second Quarter................................... $  9/32      $ 9/32
        Third Quarter.................................... $  7/32      $ 1/16
        Fourth Quarter................................... $  3/16      $ 1/16

Fiscal 1996:

        First Quarter ................................... $   3/8      $  1/4
        Second Quarter................................... $   3/8      $ 5/16
        Third Quarter.................................... $   3/8      $ 7/32
        Fourth Quarter................................... $  7/32      $ 3/16

On January 15, 1998, the closing price for the Warrants was $5/32. The approximate number of holders of record of Warrants are 180 as of January 15, 1998, although management has been advised that the number of beneficial holders exceeds 1,000.

                             SELECTED FINANCIAL DATA

        The selected consolidated statements of operations data for the years ended July 31, 1995, 1996 and 1997 and the consolidated balance sheet data at July 31, 1996 and 1997 are derived from the Company's consolidated financial statements included elsewhere in this Prospectus and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, which is also included elsewhere in this Prospectus. Such selected consolidated financial data should be read in conjunction with those consolidated financial statements and the notes thereto. The selected consolidated income statement data for the years ended July 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company which are not included herein.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                        Year Ended July 31,
                                3 Mos. Ended       3 Mos. Ended     --------------------------------------------------------------
                              October 31, 1997   October 31, 1996      1997         1996        1995         1994         1993
                              ----------------   ----------------   ----------   ---------   ----------   ----------   -----------
                                 (Unaudited)        (Unaudited)
STATEMENT OF OPERATIONS
  OF DATA:
Total revenues                    $311,000           $500,000       $1,356,000   $ 964,000   $1,284,000   $1,848,000   $ 1,726,000
Cost and expenses:                  13,000             27,000          262,000     259,000      193,000      203,000     1,078,000
Costs of revenue
Selling, general and
  administrative                   180,000            175,000          792,000     725,000      818,000    1,129,000     2,234,000
Amortization of intangible
  assets                            60,000             60,000          240,000     240,000      240,000      240,000       307,000
                                  --------           --------       ----------   ---------   ----------   ----------   -----------
Income (loss) from operations       58,000            238,000           62,000    (260,000)      33,000      276,000    (1,893,000)

Other income:
Settlement of IRS claims                --                 --               --          --           --           --       181,000
Settlement of royalty claims            --                 --               --          --           --       84,000       374,000
Interest income                     17,000             12,000           59,000      77,000       49,000       15,000        19,000
Minority interest in income of
  consolidated subsidiary          (31,000)           (82,000)         (82,000)    (46,000)     (30,000)     (30,000)      (33,000)
Interest expense                        --                 --               --          --           --      (18,000)      (18,000)
                                  --------           --------       ----------   ---------   ----------   ----------   -----------
Income (loss) before provision
  for (benefit from) income
  taxes and extra-ordinary
  income                            44,000            168,000           39,000    (229,000)      52,000      327,000    (1,370,000)
Provision for (benefit from)
  income taxes                       6,000              7,000            9,000       7,000      (14,000)      22,000         9,000
                                  --------           --------       ----------   ---------   ----------   ----------   -----------
Income (loss) before
  extraordinary item                38,000            161,000           30,000    (236,000)      66,000      305,000    (1,379,000)
Extraordinary item - troubled
  debt restructuring                    --                 --               --          --           --           --        69,000
                                  --------           --------       ----------   ---------   ----------   ----------   -----------
NET INCOME (LOSS)                 $ 38,000           $161,000       $   30,000   $(236,000)  $   66,000   $  305,000   $(1,310,000)
                                  ========           ========       ==========   =========   ==========   ==========   ===========
INCOME (LOSS) PER COMMON
  SHARE
Income (Loss) before
  extraordinary income            $   0.01           $   0.04       $     0.01   $   (0.07)  $     0.02   $     0.09   $     (0.43)
Extraordinary income                    --                 --               --          --           --           --          0.02
                                  --------           --------       ----------   ---------   ----------   ----------   -----------
Net income (loss)                 $   0.01           $   0.04       $     0.01   $   (0.07)  $     0.02  $      0.09   $     (0.41)
                                  ========           ========       ==========   =========   ==========  ===========   ===========

                       3 Mos. Ended      3 Mos.  Ended                           Year ended July 31,
                     October 31, 1997  October 31, 1996   ---------------------------------------------------------------------
                       (Unaudited)      (Unaudited)       1997            1996          1995            1994            1993
                       -----------      -----------       ----            ----          ----            ----            ----
BALANCE SHEET DATA:

Intangible assets        $3,836,000     $  136,000     $3,896,000     $4,136,000     $  4,376,000     $4,616,000     $4,856,000

Total assets             $5,410,000     $5,367,000     $5,473,000     $5,367,000     $  5,667,000     $5,801,000     $5,653,000
                         ==========     ==========     ==========     ==========     ============     ==========     ==========

Shareholders' equity     $3,720,000     $3,652,000     $3,682,000     $3,652,000     $  3,888,000     $3,814,000     $3,262,000
                         ==========     ==========     ==========     ==========     ============     ==========     ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

QUARTER ENDED OCTOBER 31, 1997 VERSUS OCTOBER 31, 1996

Total revenues for the period were $311,000 compared with $500,000 in the prior year quarter. Movies, television and theatrical revenues were $149,000 compared with $432,000 in the prior year period. The reduction was due primarily to a decrease of $164,000 in the profit participation from the film National Lampoon's Animal House that was originally released in 1978. National Lampoon's Loaded Weapon I, originally released in 1993, produced income of $17,000 in the current quarter compared with $102,000 in the prior year quarter. Video sales of $1,000 were down $25,000 from the corresponding 1996 quarter. The Company has substantially de-emphasized this segment of its business due to declining profitability.

Royalty income increased $23,000 to $49,000 from $26,000 from the prior year quarter, primarily due to the taking into income of the balance of an advance license fee upon expiration of the Astral Video license agreement. Other income increased $97,000 to $112,000 from $15,000 in the prior year quarter, primarily due to the reversal of previous accruals related to potential royalties which were extinguished at a reduced amount.

Cost of videocassettes sold represent duplication, shipping, and other costs which were higher than sales, due to the reduced volume of sales net of returns for this quarter.

Royalty expense decreased $2,000 to $10,000 compared to $12,000 in the prior year quarter.

Selling, general and administrative expenses were $180,000 in the current quarter, compared with $175,000 in the corresponding prior period. There was no major change in any individual category of expense.

There was no significant provision for income taxes in either quarter because of the utilization of tax loss carryforwards.

Net income for the current quarter was $38,000 equal to $0.01 per share compared with a net income of $161,000 in the corresponding prior year quarter, equal to $0.04 per share. The reduction is primarily due to the decrease in revenues from movies.

YEAR ENDED JULY 31, 1997 VERSUS JULY 31, 1996

Total revenues for 1997 increased $392,000 to $1,356,000 compared to $964,000 for 1996. Movies, television and theatrical revenues increased $431,000 primarily due to increased movie licensing revenue of previously licensed movies and payment of the license fees for two Showtime movies during fiscal year 1997. Videocassette sales decreased $92,000 to $219,000 from $311,000 from the prior year due to the company de-emphasizing the video segment of its business because of declining profitability. Royalty income increased $20,000 to $65,000 from $45,000 in the prior year, primarily due to increased revenue received from a newly licensed distributor. Publishing revenue increased $48,000 to $56,000 from $8,000 in the prior year due to a majority of revenue for the 25th anniversary issue of the National Lampoon magazine, which went on sale late in fiscal 1996, being recorded in fiscal 1997, along with the fiscal 1997 magazine issue. Other income fell to $46,000 in 1997 from $61,000 in 1996.

Cost of videocassettes sold as a percentage of sales increased to 48% in fiscal 1997 compared to 45% in 1996, primarily due to reductions in the sales price of certain videos as they are in the latter stages of their release pattern.

Costs of movies and television expenses increased $27,000 to $53,000 from $26,000 in the prior fiscal year, due primarily to additional payments required to be made on increased television revenue on the "GPEC" rights agreement.

Magazine editorial, production and distribution expense decreased $11,000 to $41,000 from $55,000 due primarily to last fiscal year's expense having included costs associated with prior editions of the magazine.

Royalty expenses increased $26,000 to $63,000 compared to $37,000 in 1996, primarily due to an increase in royalty income.

Selling, general and administrative expenses increased $67,000 to $792,000 in the current year as compared with $725,000 in the prior year. The increase was primarily due to an increase in salary expense, partially offset by a reduction in legal and accounting expenses.

Interest and other income for the year decreased $18,000 to $59,000 from $77,000 in the prior fiscal year primarily due to a decrease in yields on short term investment, as well as a reduction in the average short term investment balance during 1997.

Net income for the current year was $30,000, equal to $0.01 per share compared with a net loss of $236,000, equal to $0.07 per share. The increase in net income was due primarily to increased television and theatrical revenues which were partially offset by a reduction in video sales.


YEAR ENDED JULY 31, 1996 VERSUS JULY 31, 1995


Total revenues for the year were $964,000 compared with $1,284,000 in the prior year. Movies, television and theatrical revenues were $539,000 compared with $736,000 in the prior year. In the prior year, payments under a movie licensing agreement of $430,000 were received which were significantly higher than the $166,000 received in the current year. Video sales of $311,000 were reduced from $336,000 recorded in 1995. Royalty income from video licensing fell from $83,000 in the prior year to $45,000 in the current year. In 1995, a payment from a video license of $40,000 was received which related to revenues from prior years. The Company has de-emphasized the video segment of its business due to declining profitability. Other income fell to $61,000 from $129,000 in the prior year. In 1995 there was a payment of $50,000 received from a National Lampoon Audio product that did not recur in the current year.


Cost of videocassettes sold as a percentage of sales increased to 45% in fiscal 1996 compared with 31% in 1995 due primarily to reductions in the sales price of certain films in the current period as they are in the latter stages of their release period.

Cost of movies and television expenses remained unchanged between fiscal years 1996 versus 1995 primarily due to a fixed percentage payment made per agreement on certain television revenues, which was received in the same amounts in the current and prior fiscal years.

Cost of magazine primarily covers costs associated with prior editions of the magazine.

Royalty expenses for fiscal 1996 decreased $25,000 to $37,000 compared to $62,000 in 1995, primarily due to a settlement between the Company and a producer of a certain video, which settlement reduced royalty expenses by $20,000.


Selling, general and administrative expenses were $725,000 in the current year as compared with $818,000 in the prior year. The decrease primarily reflects a reduction in salary related costs of $179,000, offset in part by an increase in legal expenses of $98,000.


The net loss for the current year was $236,000 equal to $0.07 per share compared with net income of $66,000 in the prior year, equal to $0.02 per share. The loss was due to sharply lower revenues, higher costs associated with publishing of the magazine, and higher legal expenses offset in part by lower salary costs as discussed above.

LIQUIDITY AND CAPITAL RESOURCES


Cash and short term investments at October 31, 1997 total $1,497,000, a decrease of $5,000 from the July 31, 1997 fiscal year end.

The Company has no current plans for any significant capital expenditures in its current line of business and believes that its present level of cash and cash equivalents, augmented by internally generated funds, will provide sufficient cash resources through fiscal 1998.

The Company is considering establishing a restaurant chain to be called "National Lampoon Cafe." Should it enter this new line of business, significant capital would be required.

The Company has made a significant investment in the "National Lampoon" name and other intangible assets through its acquisition of NLI. Realization of these acquired assets ($3,896,000 at July 31, 1997) is dependent on the continued licensing of the "National Lampoon" name for use in feature films, video, television and audio distribution and merchandising of other appropriate opportunities. The Company has received approximately $5,583,000 in licensing revenues (including revenues received in connection with an agreement for the licensing of the name for three feature films see Note 4) since the acquisition of the "National Lampoon" name in 1990. The Company is in the process of negotiating other licensing agreements and the development of other concepts, programs, etc. that could generate additional licensing fees in the future. If these and other licensing agreements that the Company may enter into in the future do not result in sufficient revenues to recover these acquired intangible assets over a reasonable period of time, the Company's future results of operations may be adversely affected by a write-off of or an adjustment to these acquired intangible assets.

In evaluating if there has been an impairment in the value of its long-lived assets, the Company follows the guidelines of SFAS No. 121. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Management has determined that through the realization of future licensing agreements, expected future cash flows relating to the intangible assets will result in the recovery of the carrying amount of such assets.

In March 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure" which are effective for financial statements for periods ending after December 15, 1997.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of An Enterprise and Related Information," which are effective for the financial statements for periods ending after December 31, 1998.

Management does not believe adoption of SFAS No. 128, SFAS No. 129, SFAS No. 130 and SFAS No. 131 will have a material effect on the Company's consolidated financial statements.


                                    BUSINESS

The Company was founded in March, 1986 by its Chairman of the Board and President, James P. Jimirro, the first President of both the Disney Channel and Walt Disney Home Video. The Company was originally formed primarily to engage in the acquisition, development and production of entertainment feature film and special-interest videocassette programs, and the marketing of these programs in the home video sell-through market. In 1990, the Company acquired National Lampoon, Inc., a publisher of a national satire and humor magazine and licensor of feature films.


Due to the increasing competitiveness of the videocassette market, resulting in declining volume and profitability, the Company has de-emphasized this segment of its business. The Company expects that its videocassette business, which has been declining in recent years, will continue to decline, and in the future will not be a significant part of its operations. The Company is now focusing on expanding the licensing of the National Lampoon name to virtually every segment of the entertainment business. The first significant result of this effort was realized with the release in February, 1993 of the feature film "National Lampoon's Loaded Weapon I". This film achieved approximately $28 million of theatrical revenue in its United States theatrical release. The Company will participate in the film's revenue as provided by the Company's licensing agreement with New Line Cinema, the producer and distributor of the film. The second picture under this licensed agreement, National Lampoon's Senior Trip, was released in September of 1995. The initial theatrical revenue from this film was disappointing and the Company does not expect any significant contingent income based on the revenues from this film. In fiscal 1994, a licensing agreement was entered into with Showtime Networks, Inc. which provides for the production of seven (7) movies made for initial viewing on the Showtime television channel over the next three (3) years. As per the contract, Showtime has paid the producer fees due for five (5) movies as of July 31, 1997. The producer fees due for the sixth (6) and seventh (7) movies will be paid in the fiscal year ending July 31, 1998. The Company is currently seeking to replace the Showtime license agreement with a comparable entity that produces made-for-cable movies under a similar licensing arrangement.


CURRENT OPERATIONS AND BUSINESS STRATEGIES

The Company's current business strategy is to preserve, to the extent possible, the Company's cash resources and focus on activities pursuant to which the Company can license the name "National Lampoon" without investing sums in either the development or production of any entertainment or related product. In this regard, virtually all development activity taking place in respect of the Company's feature films, made-for-videos, made-for-cable and interactive product are done by third parties who license the name "National Lampoon" in return for initial guaranties and royalty payments based on the profitability of the particular venture.

NATIONAL LAMPOON OPERATIONS

NLI and its subsidiaries were acquired by J2 effective October 24, 1990 upon approval of the shareholders of both companies. In December 1992, J2 foreclosed on all of the assets of NLI. Since that time, J2 has used the assets it acquired in such foreclosure in a separate division. This division, together with the prior NLI entity, is collectively referred to as "NL".

GENERAL


NL is engaged in various aspects of the entertainment business. It is the publisher of National Lampoon, a magazine of contemporary humor and satire, and until January, 1992 was the publisher of Heavy Metal, a bi-monthly magazine of illustrated fantasy and science fiction. NL also creates, develops, and has produced (but does not finance) motion pictures, television programs, and other entertainment media products.


MOTION PICTURES, TELEVISION AND OTHER ENTERTAINMENT ACTIVITIES - LICENSING

MOTION PICTURES: NL's motion picture activities have consisted principally of developing ideas for feature films, suggesting script writers, providing supervision of the scripting, and providing producer services in connection with the production of such films. NL has not financed the development, production or distribution of movies; rather, NL has presented its film ideas to major movie studios for consideration with regard to financing of development, production, and distribution by such studios. NL has received production and other fees and a participation in the profits, if any, of the movie which bears its name. After NL's first movie, Animal House, NL's compensation arrangements for its comedy film projects financed and distributed by studios traditionally fell into a general pattern of cash fees for NL's producer services and for the use of the name "National Lampoon" in the film title, and a small percentage of the studio's "net profits" (after a certain level of revenues has been achieved) from the film.

To date, NL has been involved in the production of eight feature films, including the highly profitable 1978 film Animal House, co-produced by NL and Ivan Reitman. This movie starred John Belushi and was financed and distributed by Universal Studios. Through 1990, total revenues to NL from this picture have aggregated in excess of ten million dollars. For the last five years, revenues from this picture have consisted mainly of NL's share of fees derived from the licensing of the picture by Universal for showing by various independent television stations, and from the sale of videocassettes.

NL's other films have included National Lampoon's Vacation (released in 1983) and its sequels, National Lampoon's European Vacation (released in 1985), and National Lampoon's Christmas Vacation (released in 1989), all starring Chevy Chase and Beverly D'Angelo.

NL and New Line Cinema Corporation ("New Line") entered into an agreement, dated as of September 11, 1991, regarding the development and production, financing, and distribution of three (3) National Lampoon motion pictures each at budgets not greater than $10 million within four and one-half years of execution of the agreement (the "New Line Agreement"). The New Line Agreement provides NL with an advance fee for the use of the "National Lampoon" name in connection with each of the theatrical motion pictures to be produced and additional contingent compensation based on the revenues produced by the Picture.


New Line released the first film under this agreement, National Lampoon's Loaded Weapon I, in February 1993. The film grossed in excess of $28 million at the domestic box-office. The second film, National Lampoon's Senior Trip was released in September, 1995 and was not a box office success. The New Line agreement expired on May 10, 1996, and as such, the third motion picture was never produced. Unless the Company licenses the rights and obtains a significant advance, revenue from theatrical feature film rights for fiscal year ended July 31, 1998 will be dependent on contingent compensation from previously licensed rights. The results will be lower feature film rights revenue for the fiscal year ended July 31, 1998, than in prior years.

In March, 1994, the Company signed an agreement with Showtime Networks, Inc. ("Showtime") to produce seven (7) movies over a three (3) year period to be aired initially on the Showtime Network or The Movie Channel. The agreement provides for the payment of a license fee to National Lampoon upon the commencement of principal photography of each film and contingent compensation based on revenues the films may generate from all sources. The Showtime agreement has now expired, with only four (4) made-for-cable movies produced, and as such, the fifth through seventh movies will not be produced. As per the contract, Showtime has paid the producer fees due for five (5) movies as of July 31, 1997. The producer fees due for the sixth (6) and seventh (7) movies were paid in the quarter ended January 31, 1998. The Company is currently seeking to replace the Showtime license agreement with a comparable entity that produces made-for-cable movies under a similar licensing arrangement.

In the event that the Company does not replace the Showtime agreement with a comparable arrangement, filmed entertainment revenues will be negatively impacted.


TELEVISION: In July 1987 NL entered into an exclusive television agreement with Barris Industries, Inc. ("Barris"), a Los Angeles-based television production company. Barris is a predecessor of Guber-Peter Entertainment Company (GPEC), which has been acquired by Sony Pictures (formerly Columbia Studios). Pursuant to the Barris Agreement, NL granted Barris the exclusive right to produce television programming of any kind utilizing the name "National Lampoon" for a term of five years. NL had not previously been significantly active in creating television programming, and this agreement did not produce any significant television activity.

Concurrent with the acquisition of NL by J2 Communications, the exclusive right to produce television programming under the name "National Lampoon" was re-acquired by NL on October l, 1990 from GPEC ("GPEC Agreement"). The purpose of this acquisition of rights was to ensure that NL had the ability to control the use of its name in the valuable medium of television and to develop comedy programs for broadcast in all areas of television distribution including network, syndication and cable.


The GPEC Agreement required the re-payment of $1,000,000 to GPEC, which was the consideration paid by GPEC to NL for the rights in 1987. This sum was payable by NL, fifty-percent ($500,000) on execution of the contract, and fifty-percent ($500,000) payable out of seventeen and one- half percent (17 1/2%) of the gross receipts received by NL as a result of the exploitation of any new television programs bearing the National Lampoon name, with certain minimums due on commencement of principal photography or taping of the applicable programs. After this amount has been re-paid, NL shall have no further obligations to GPEC with respect to television. To date, $131,000 has been paid under the gross receipts provision of the agreement.

In 1997 NL entered into an agreement with Western International Syndication to develop a television awards satire programs. In addition, NL is currently in negotiation with a major supplier of children's television programming to develop an animated children's television series.

MADE-FOR-VIDEO MOVIES: National Lampoon's Last Resort, a made-for-video movie produced by Rose & Ruby Productions, completed filming in July, 1993. The picture stars Corey Feldman & Corey Haim, and in 1994 was distributed internationally by Moonstone Entertainment and domestically by Vidmark in early 1994.


MOTION PICTURE AND TELEVISION COMPETITION: Motion pictures and television development activities are highly competitive. NL is in competition with the major film studios as well as numerous independent motion picture and television production companies for the acquisition of literary properties, the services of creative and technical personnel, and available production financing. NL believes it has been, and will continue to be, aided in these endeavors by the recognition achieved by the "National Lampoon" magazine and by the success achieved by its films, "National Lampoon's Animal House" and "National Lampoon's Vacation," however, NL cannot guarantee that any project will actually be produced or if produced, will yield the success of past projects.

OTHER LICENSING ACTIVITIES


As of October 1997, the Company entered into an agreement with On-Line Entertainment Network, Inc. (a subsidiary of Global Net Systems, Ltd.) to develop and distribute audio comedy programming over the Internet on a pay-per-listen basis. The Company believes that the site can develop into a multi-layered site featuring pre-recorded material (including the National Lampoon Radio Hour archives), new serialized programming, live on-line comedy performances, and general comedy merchandising.

BOOKS: NL continues the publication of various books, including National Lampoon's Treasury of Humor with Simon and Schuster, and four "True Facts" books with Contemporary Books. Other NL books published include the third edition of National Lampoon's Cartoon Book, and National Lampoon White Bread Snaps.

COMPUTER GAMES: National Lampoon's Chess Meister 5 Billion and 1, a computer game produced by Spectrum HoloByte, has been available nationwide. Also available is The Personal Daily PlanIt, a daily planner featuring National Lampoon's Joke of the Day, distributed by Media Vision. In 1995, Trimark Interactive developed and distributed the CD-ROM title National Lampoon's Blind Date. Other interactive titles being developed by National Lampoon include National Lampoon Goes To Hell and National Lampoon I Can't Believe It's Not A Game Show.

NL has a number of merchandising arrangements, including a line of trading and post cards based upon National Lampoon magazine art. In addition, NL is in negotiations with At A Glance Landmark, which published the Company's 1998 calendar, to distribute the 1999 National Lampoon Life Sucks!
Page-A-Day Calendar And Horrorscope.

RECORDINGS: Rhino Records has released a commemorative box titled The Best of The National Lampoon Radio Hour, a compilation of classic comedy from the 1970's show.

THEME RESTAURANTS: National Lampoon is continuing to explore the possibility of developing the National Lampoon Cafe, a chain of restaurants with a comedy theme. Should the National Lampoon Cafe be funded, constructed and open to the public, it will be operating in a very competitive environment, therefore, there is no assurance that the Cafe would be successful.


PUBLISHING OPERATIONS

NATIONAL LAMPOON MAGAZINE: First published in March 1970, National Lampoon is distributed at newsstands, bookstores, and other retail outlets. Its audience is largely young, college educated, and affluent. Each issue of the magazine contains original articles, artwork, and photographs treating various matters in a satirical manner.

National Lampoon became a bi-monthly magazine in late 1986 with a $3.95 cover price with approximately 112 pages per issue. Commencing with the March 1991 issue, National Lampoon increased to a ten (10) times per year frequency and also reduced its cover price to $2.95 and lowered the page count to 84 pages. However, the continued economic recession and the advent of the Gulf War depressed all magazine circulation and related advertising revenues. Consequently, beginning with the December 1991 issue, the Company reverted to bi-monthly issues. In an effort to reverse the trend of NL losses over many years, in March 1992, the Company relocated the principal offices of National Lampoon, Inc. to Los Angeles, California, and closed the New York offices. After the April 1992 issue, NL suspended publication of National Lampoon for several months. NL recommenced publication of National Lampoon with the spring 1993 issue.


In August 1993, the Company entered into an agreement with CR Cooper Publications, Inc., a magazine publisher, to print and distribute the magazine. Editorial control of the magazine content remained with the Company. The agreement called for the publication of a minimum of 4 issues during the first year of the agreement, 6 issues the second year and 10 issues for the third and subsequent years. The agreement was for a period of 3 years; however in February 1996, the agreement was terminated by the Company because certain minimum performance targets were not met. Beginning with the 25th anniversary issue published in May 1996, the Company again began publishing the magazine. The Company published 55,000 copies of the 25th Anniversary 1996 issue and 62,000 copies of the 1997 issue. The Company's current agreement with Harvard Lampoon obligates the Company to publish at least one issue of the magazine a year with a minimum of 50,000 copies. The Company is complying with this obligation, but has not determined when and if it would publish more than the minimum requirement.


An agreement between NL and The Harvard Lampoon, Inc. provides that NL may use the "Lampoon" name perpetually, subject to, among other things, publication of the magazine at least once a year. Under the agreement, as amended, NL pays The Harvard Lampoon, Inc. royalties of up to 2% of all revenues derived from sales of publications using the name "National Lampoon," and royalties of up to 2% of "pre-tax profits" (as defined in the agreement) derived from non-publishing activities using such name. The name "National Lampoon" is a registered trademark of the Company.

COMPETITION IN PUBLISHING: The magazine publishing industry is intensely competitive with respect to both readership and advertising. National LAMPOON is one of the few nationally circulated magazines directed to an adult audience devoted exclusively to contemporary humor and satire. There are, however, a number of nationally distributed magazines devoted to contemporary subjects and events, some of which occasionally contain material similar to that contained in National Lampoon.

VIDEO OPERATIONS

The Company, which through 1993 was engaged in significant operations in the sell-through video market, has drastically diminished its video operations. The Company was currently engaged in the exploitation of "Dorf on Golf", the rights to which expired this year. After such time, the Company does not expect that its video operations will generate any significant revenue.

EMPLOYEES


As of January 15, 1998, the Company employed five (5) employees; two (2) full time and three (3) part-time.

PROPERTIES

The Company leases office space of approximately 3,912 square feet at 10850 Wilshire Boulevard, Suite 1000, Los Angeles, California 90024 for a five (5) year period commencing on October 1, 1995. The Company's rental obligation is $6,846 per month. The space is utilized for office space, as well as storage of video masters, cassettes and back issues of the National Lampoon Magazine and other NL archival materials. In addition, it provides storage for legal, accounting and contract files related to past years for National Lampoon and J2 Communications. Management considers the Company's corporate offices generally suitable and adequate for their intended purposes.

LITIGATION

The Company, NLI and the officers and directors of NLI became the defendants in a lawsuit filed in 1990 in the Superior Court of the Southern District of New York in regard to the acquisition of NLI by the Company. The shareholders of NLI (the "Plaintiffs") filed the claim with respect to the tax treatment of the transaction with respect to the individual shareholders of NLI. The Company entered into a settlement agreement in August 1991, which must still be approved by the courts, under which the Company will issue an additional 125,000 shares of its common stock to the Plaintiffs and provide for the payment of attorneys' fees. The value of the shares to be issued is presented as a liability of $203,000 as of July 31, 1997, and 1996, as the shares have not yet been issued and the settlement has not been approved.

NLI had a motion picture development and consulting agreement with Matty Simmons, a former officer of NLI. In November 1992, Matty Simmons Productions, Inc. and Matty Simmons (collectively "Simmons") filed a complaint against the Company alleging breach of contract. In December 1993, this litigation was settled. The terms of the settlement agreement provide for the Company to pay Simmons a percentage (not to exceed $240,000 in total) of any amounts earned by the Company from certain previously released National Lampoon films. As of the fiscal year ended July 31, 1997, the Company has paid Matty Simmons the total amount owed under the terms of the settlement agreement.

On March 10, 1997 counsel for Harvard Lampoon, Inc. ("HLI") filed a demand for arbitration to the American Arbitration Association, asserting that the Company underpaid royalties under the HLI royalty agreement by approximately $226,000, plus unspecified late charges, for the period from July 1, 1992, through June 30, 1995, based on HLI's interpretation of the agreement. By agreement of both parties arbitration was stayed in order to submit the matter to a mediation under the auspices of the Judicial Arbitration and Mediation Services, which took place on May 8th and 9th, 1997. Settlement negotiations commenced at the mediation and arbitration proceedings continue to be stayed while the settlement negotiations continue. If settlement is not reached, J2 will vigorously contest HLI's claims in arbitration.

                        DIRECTORS AND EXECUTIVE OFFICERS


The information set forth below, as of January 15, 1998, lists each director and executive officer of the Company, the year in which he first became a director or executive officer, and his principal occupation during the past five years. All executive officers of the Company are by, and serve at the pleasure of, the Board of Directors.

                                                                       First
Name and Office to which Elected                      Age             Elected
--------------------------------                      ---             -------
James P. Jimirro                                       60               1986
 Chairman of the Board of Directors,
 President and Chief Executive Officer

James Fellows                                          62               1986
 Director

Bruce P. Vann                                          41               1986
 Director

Rudy P. Patino                                         49               1997
 Chief Financial Officer

Duncan Murray                                          51               1986
 Vice President-Marketing


        JAMES P. JIMIRRO has been employed by the Company since its inception. From 1980 to 1985 he was the President of Walt Disney Telecommunications Company, which included serving as President of Walt Disney Home Video, a producer and distributor of family home video programming. While in this position, he also served as Corporate Executive Vice President of Walt Disney Productions. In addition, from 1983 until 1985, Mr. Jimirro served as the first President of The Disney Channel, a national pay cable television channel, which Mr. Jimirro conceived and implemented. Mr. Jimirro continued in a consulting capacity for the Walt Disney Companies through July, 1986. From 1973 to 1980 he served as Director of International Sales and then as Executive Vice President of the Walt Disney Educational Media Company, a subsidiary of The Walt Disney Company. Before his move to Disney, Mr. Jimirro directed international sales for CBS, Inc. and later, for Viacom International.

        JAMES FELLOWS has been a member of the Board of Directors and the President of the Central Education Network, Inc., a Chicago, Illinois association of public television and educational associations, since 1983. From 1962 through 1982, Mr. Fellows worked in a variety of positions for the National Association of Educational Broadcasters (NAEB) in Washington, D.C., and became its President and Chief Executive Officer in 1978. NAEB was a non-profit organization concerned with educational and public telecommunications. Mr. Fellows is a director of numerous non-profit corporations including the Educational Development Center in Boston, Massachusetts, a producer of written and filmed educational materials; the Maryland Public Broadcasting Foundation, a corporate fund raiser for public television; and American Children's Television Festival.


        BRUCE P. VANN has been a partner in the law firm of Kelly Lytton Mintz & Vann LLP since December, 1995, and from 1989 through December 1995 was a partner in the law firm of Keck, Mahin & Cate and Meyer & Vann. In all firms (located in Los Angeles, California), Mr. Vann has specialized in corporate and securities matters. Mr. Vann also serves, on a non-exclusive basis, as Senior Vice President of Largo Entertainment, Inc., a subsidiary of The Victor Company of Japan.

        RUDY R. PATINO joined the company on August 8, 1997 as Chief Financial Officer. He is a Certified Public Accountant, licensed in the State of California, and has worked as Chief Financial Officer and Controller for various entertainment companies over the last 15 years. From 1995 to 1997 he was Chief Financial Officer for Prism Entertainment Corporation, a producer and distributor of feature motion pictures. Prior to that, from 1986 to 1995, he was Vice President/Controller for Avalon Attractions, Inc. one of the largest live concert promoters in Southern California.

        DUNCAN MURRAY has been with the Company since August, 1986. Before that, he worked with The Walt Disney Company for fourteen years in a variety of capacities including Vice President-Sales Administration for The Disney Channel and Director of Sales for Walt Disney Telecommunications Company.


EXECUTIVE COMPENSATION


The Summary Compensation Table below includes, for each of the fiscal years ended July 31, 1997, 1996, and 1995 individual compensation for services to the Company and its subsidiaries of the Chief Executive Officer (the "Named Officer").


                           SUMMARY COMPENSATION TABLE

                                                                     Long Term Compensation
                                                                     ----------------------
                                Annual Compensation                Awards              Payouts
                                -------------------                ------              -------

(a)                     (b)         (c)           (d)        (e)       (f)         (g)          (h)       (i)

                                                            Other
Name                                                        Annual   Restricted                         All Other
and                                                         Compen-  Stock                     LTIP     Compen-
Principal                                                   sation   Award(s)     Options/     Payouts  sation
Position               Year      Salary ($)   Bonus ($)(5)  ($)(1)     ($)         SARs (#)      ($)      ($)
--------               ----      ----------   ------------  ------   ----------   ---------    -------  ---------
James P. Jimirro(2)

                       1997       190,750                     (2)          (3)      100,000                (3)
                       1996       190,750                     (2)          (3)      100,000                (3)
                       1995       190,750    100,000(4)       (2)          (3)      100,000                (3)

--------------------

(1)    Does not include amounts of $12,500 in 1997, $9,700 in 1996, and $9,800 in 1995 paid to Jim Jimirro who is entitled to be reimbursed for expenses relating to entertainment, travel and living expenses when away from home.

(2)    Does not include $7,000 in 1997, $8,900 in 1996 and $12,500 in 1995 which the Company paid for Mr. Jimirro's health plan. The Company also provides Mr. Jimirro with a Company-owned vehicle for his use.


(3) Does not include SAR's granted to Mr. Jimirro pursuant to his employment agreement. See the description of Mr. Jimirro's employment agreement under "Employment Agreements and Stock Option Plans" below.

(4)    The bonus for 1995 was accrued but not paid.


(5) Effective June 1, 1992, Mr. Jimirro reduced the amount of salary he receives to $190,750. Mr. Jimirro does not expect to receive the unpaid portion unless there is a change in the control of the Company as defined by his employment agreement. The Company has not accrued any salary or bonus for Mr. Jimirro in regards to the above for the fiscal year ended July 31, 1996 and 1997.

OPTION GRANTS IN LAST FISCAL YEAR


Shown below is information on grants of stock options pursuant to the 1994 Stock Option Plan during the fiscal year ended July 31, 1997, to the Named Officer.

                                                                            Potential Realized Value at Assigned
                                                                                 Annual Rates of Stock Price
                      Individual Grants in 1997                               Appreciation for 7 year Option Term
                      -------------------------                      ---------------------------------------------------
                           Percentage
                           of Total
                           Options/SARs   Exercise                             5%                             10%
               Options/     granted to    or Base                    ----------------------         ----------------------
               SARs        Employees in   Price Per   Expiration      Stock         Dollar            Stock        Dollar
Name           Granted(#)  Fiscal Year    Share($)      Date          Price($)      Gains($)         Price($)     Gains($)
----           ----------  -----------    --------      ----          --------      --------         --------      --------
James Jimirro  100,000(1)      63.7       $1.066(2)   12-28-2003        $1.51        $44,400           $2.08        $108,400

-------------------
(1) Options/SARs granted are immediately exercisable.

(2) Options/SARs granted with an exercise price (or initial valuation in the case of SARs) equal to the closing sale price of the Common Stock as quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on December 28, 1996, the date of grant for Mr. Jimirro.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

Shown below is information with respect to (i) options exercised by the Named Officer pursuant to the 1994 Plan during fiscal 1997 (of which there were none); and (ii) unexercised options granted in fiscal 1997 and prior years under the 1994 Plan to the Named Officer and held by him at July 31, 1997.

                                                                         Value of
                                                                         Unexercised
                                                     Unexercised         In-the-Money
                                                     Options/SARs at     Options/SARs at
                                                     7/31/97             7/31/97(1)
                     Shares Acquired     Value       Exercisable/        Exercisable;
Name                 on Exercise (#)    Realized($)  Unexercisable(#)    Unexercisable($)
----                 ---------------    -----------  ----------------    ----------------
James Jimirro            -0-               -0-            800,000/0         $73,400/0


(1) Based on the closing sale price as quoted on NASDAQ on that date.

DIRECTOR COMPENSATION

Directors, with the exception of Mr. Jimirro, receive 4,000 stock options per year exercisable at the then market price as compensation for their services as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


During fiscal 1997, all matters concerning executive officer compensation were addressed by the entire Board of Directors as the Company did not have a compensation committee. Jim Jimirro, James Fellows, Gary Cowan and Bruce Vann were each directors of the Company during fiscal 1997.

EMPLOYMENT AGREEMENTS AND STOCK OPTIONS


In 1994, the Company entered into a new employment agreement with James P. Jimirro, effective July 1, 1994 (the "1994 Agreement"). Under the 1994 Agreement, which has a term of seven years, Mr. Jimirro will receive a base salary plus an incentive bonus following the end of each fiscal year during which Mr. Jimirro is employed by the Company. Mr. Jimirro's base salary for the first year will be $475,000 and will be adjusted annually by the greater of (i) 9% or (ii) 5% plus the percentage increase in the CPI Index. Effective June 1, 1992, the Mr. Jimirro reduced the amount of salary he receives to $190,750. Mr. Jimirro does not expect to receive the unpaid portion unless there is a change in the control of the Company as defined by the agreement.

Mr. Jimirro's bonus is to be an amount equal to 5% of the Company's earnings in excess of $500,000 and up to $1 million; plus 6% of the next $1 million of earnings; plus 7% of the next $1 million of earnings; plus 8% of the next $2 million of earnings; and plus 9% of the next $2 million of earnings. If earnings exceed $7 million, then Mr. Jimirro shall, in addition to foregoing compensation, be entitled to such additional incentive compensation as may be determined by the Board based upon Mr. Jimirro's services and performance on behalf of the Company and the profitability of the Company.


The 1994 Agreement also provides that, on the date of each annual meeting of shareholders during its term, Mr. Jimirro will be granted stock options with respect to 50,000 shares of Common Stock and stock appreciation rights (SARs) with respect to 50,000 shares of Common Stock. The exercise price of each option and the initial valuation of each SAR will be equal to the fair market value of the Common Stock of the Company at the date of the grant. The options and SARs will be immediately exercisable non-statutory stock options, will have a term of seven years, and will be subject to all other terms identical to those contained in the Company's 1991 Employee Stock Option Incentive Plan (the "1991 Plan"). The 1991 Plan specifically provides for the grant of stock options and SARs to Mr. Jimirro in accordance with his employment agreement. The 1994 Agreement provides that if Mr. Jimirro's employment is terminated without cause, or is terminated by Mr. Jimirro for cause or under certain other circumstances, including a change in control of the Company (as defined below), then Mr. Jimirro generally is entitled to receive all payments and other benefits which would be due under the 1994 Agreement during its entire term; provided, that such payments would be reduced to the extent that such payments would constitute an "excess parachute payment" under the Internal Revenue Code of 1986, or any successor law applicable to payments of severance compensation to Mr. Jimirro. A "change in control" would be deemed to occur if (a) any person or group becomes the direct or indirect owner of securities with 25% or more of the combined voting power of the Company's then outstanding securities, (b) if there is a significant change in the composition of the Board of Directors of the Company,
(c) upon the sale of all or substantially all of the assets of the Company, (d) upon the merger of the Company with any other corporations if the shareholders of the Company prior to the merger owned less than 75% of the voting stock of the corporation surviving the merger or (e) in certain other events. In addition to the foregoing benefits, Mr. Jimirro has the right, if he terminates his employment under certain circumstances (including following a change in control or a breach of the 1994 Agreement by the Company) to serve as a consultant to the Company for a period of five years (the "Consulting Period"). During the Consulting Period, Mr. Jimirro would be required to devote no more than 600 hours per year to the affairs of the Company, and would receive 50% of his salary as in effect on the date of termination of his employment. As a result of the foregoing, the Company would incur substantial expenses if Mr. Jimirro terminates his employment with the Company following a change in control of the Company, which may make the Company a less attractive acquisition candidate. The 1994 Agreement also provides Mr. Jimirro with certain registration rights pursuant to which, beginning in 1992, the Company will be required upon the request of Mr. Jimirro to register the sale of shares of the Company's Common Stock owned by Mr. Jimirro under the Securities Act of 1933. The 1994 Agreement is terminable by the Company only "for cause" as defined therein.

Any employee may participate in any bonus plan which may be established, as well as all Employee Stock Option Plans.

STOCK OPTION PLANS

In 1994, the Board of Directors approved an Employee Stock Option Plan and a Stock Option Plan for Non-Employee Directors. Both Plans were approved by Shareholders at the Shareholders' Meeting held March 2, 1995.

The Employee Stock Option Plan is to be administered by a Committee consisting of at least two members of the Board of Directors. All prior options granted under previous stock option plans are to be replaced by options granted under the 1994 Plan.

The 1994 Plan provides for a maximum number of options to be granted to be the greater of 1,075,000 or 30% of the Company's outstanding shares less 125,000 shares reserved for issuance under the Non-Employee Director Plan.

The term of the options granted shall not exceed 10 years and the exercise price shall be equal to 100% of the fair market value of the common stock on the date of grant.

The Non-Employee Directors Stock Option Plan is to be administered by a Committee consisting of at least two members of the Board of Directors. All prior options granted under previous stock option plans have been replaced by options granted under the 1994 Plan.

The 1994 Plan provided for a maximum number of 125,000 options to be granted and further provides for the granting of 4,000 option shares per year to each Non-Employee Director as compensation for his services.

A maximum of 125,000 shares may be issued under the Plan at an exercise price equal to the fair market value of the stock on the date of grant. All options are to be immediately exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Bruce P. Vann and the law firm of Kelly Lytton Mintz & Vann LLP, of which he is a partner, performed services as attorneys for the Company. For the fiscal year ended July 31, 1997, Kelly Lytton Mintz & Vann LLP earned approximately $3,000. Mr. Vann is a director of the Company and, as such, he (or his law firm) may receive additional compensation for services rendered to the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS


The following table sets forth the beneficial ownership of Common Stock as of January 15, 1998. The table shows the beneficial ownership to each person known to J2 who beneficially own more than 5% of the shares of J2 Common Stock, each current director, and all directors and officers as a group. Except as otherwise indicated, J2 believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                Shares Beneficially     Shares
                                Owned Prior to          Being
                                Offering                Offered
                                --------------------    -------
                                Number                  Percent
                                ------                  -------
James P. Jimirro(2)(3)          1,136,000                26.9%
James Fellows(2)(4)                35,000                 (1)
Bruce P. Vann(2)(5)                30,000                 (1)
All Warrantholders(7)           1,753,211                 (1)

All Directors and Officers
 as a group (4 persons)(6)      1,237,500                29.4%


------------------------------

(1)  Less than 1 percent.

(2) The address for each shareholder listed is 10850 Wilshire Boulevard, Suite 1000, Los Angeles, California 90024.


(3) Includes 450,000 stock options (See "Stock Option" section) as well as 60,000 Warrants purchased in the open market.

(4) Includes 35,000 shares of Common Stock purchasable under the Company's Stock Option Plan.

(5) Includes 30,000 shares of Common Stock purchasable under the Company's Stock Option Plan.

(6)  Includes 36,500 options granted to officers not listed on stock table.

(7) Attached as Exhibit A hereto is a list of all warrantholders of the Company as of November 26, 1997. Such holders are Selling Securityholders hereunder.


                     DESCRIPTION OF THE COMPANY'S SECURITIES

COMMON STOCK


The Company is authorized to issue 8,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Preferred Stock, no par value. As of January 15, 1998, the Company has issued and outstanding 3,600,000 shares of its Common Stock. Holders of Common Stock have full voting rights, one vote for each shares held of record, and in the election of directors they are entitled to cumulate their votes; however, cumulative voting may occur only if a stockholder announces his intention to cumulate his votes prior to the voting, in which case all stockholders may cumulate their votes. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, and they are entitled to share equally and ratably in the assets, if any, remaining after payment of all debts and liabilities and after any liquidation preference which is established with respect to any outstanding shares of Preferred Stock. The stockholders have no preemptive or other rights to subscribe for or to purchase additional shares of any class, and they have no right to convert shares of Common Stock into other securities.

PREFERRED STOCK

Preferred Stock can be issued in one or more series, with such designations, voting powers, preferences and relative, participating, optional or other special rights, qualifications, limitations and restrictions thereof as the Company's Board of Directors may determine. These would include (a) the distinctive designation of each series and the number of shares that will constitute such series; (b) the dividend rate for such service; (c) the price at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (d) the purchase of sinking fund provisions, if any, for the purchase or redemption of shares of such series; (e) any preferential amount payable upon each share of such series in the event of the liquidation, dissolution or winding up of the Company; (f) the voting rights, if any, of shares of such series; (g) the terms and conditions, if any, upon which shares of such series may be converted into shares of other classes or series of shares of the Company or other securities; and (h) the relative rights of priority of each series of series preferred stock as to dividends and assets. The issuance of Preferred Stock could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action by the holders of Common Stock, to issue Preferred Stock which could have a detrimental effect on the rights of the holders of Common Stock, including loss of voting control.

There are currently no shares of any class of Preferred Stock outstanding and the Company currently has no plans to designate or issue any additional shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR


The transfer agent and registrar for the Common Stock is U. S. Stock Transfer Corp., Glendale, California.

DESCRIPTION OF SERIES A WARRANTS

The Series A Warrants were issued under a Warrant Agreement dated as of October 15, 1990 (the "Warrant Agreement") between the Company and U. S. Stock Transfer Corp., as Warrant Agent. The statements under this caption are summaries that do not purport to be complete. They are qualified by reference to the various documents mentioned, all of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Whenever defined terms of the Warrant Agreement are referred to, such defined terms are incorporated by reference as part of the statement made, and the statement is qualified in its entirety by such reference.

RIGHTS TO PURCHASE COMMON STOCK

Each Series A Warrant entitles the registered owner ("Warrantholder") to purchase one share of the Company's Common Stock at $2.00 per share, subject to adjustment at any time on or after October 15, 1990 and before 5:00 p.m., New York time, on June 30, 1998. (That exercise price was established by the agreement between the Company and the Warrant Agent lowering the exercise price from $3.00 to $2.00. The price at which a Warrantholder may purchase one share of J2 Common Stock on exercise of a Series A Warrant as well as the number of shares of J2 Common Stock purchasable on exercise of a Series A Warrant, or at the Company's option, the number of Series A Warrants outstanding, are subject to adjustment in certain events referred to below (see "Adjustments"). The price per share at which a Warrantholder may purchase one share of J2 Common Stock on exercise of a Series A Warrant, as so adjusted from time to time, is referred to in the Warrant Agreement as the "Warrant Price." If the last day for the exercise of the Series A Warrants is not a Business Day, then the Series A Warrants may be exercised on the next succeeding Business Day.


The certificates evidencing the Series A Warrants are to be issued in temporary or definitive fully registered form. Each Warrantholder may exercise such Series A Warrants by surrendering to the Warrant Agent the certificate evidencing such Series A Warrants, with the form of election to exercise all or a portion of the Series A Warrants evidenced thereby on the reverse side of such certificate duly filled in and signed, together with payment of the Warrant Price, and any applicable transfer tax.

Payment of the Warrant Price may be made, at the holder's option, in the form of cash or a certified or official bank check.

As soon as practicable after the exercise of any Series A Warrants and payment of the Warrant Price therefor and any applicable transfer tax, the Warrant Agent shall deliver, to or upon the order of the exercising Warrantholder, certificates representing the number of shares of J2 Common Stock so purchased. If fewer than all of the Series A Warrants evidenced by a Series A Warrant certificate are exercised, a new certificate will be issued for the remaining number of Series A Warrants. The Company is not required to issue fractional shares of J2 Common Stock or a Warrant Certificate representing a fractional Series A Warrant upon exercise of the Series A Warrants, and in lieu of fractional shares of J2 Common Stock or a Warrant Certificate representing a fractional Series A Warrant, the Company shall make a cash adjustment for such fractional shares on the basis of the then-current market value (as defined) of a share of J2 Common Stock.

The Company has agreed to endeavor to cause the shares of J2 Common Stock issuable on exercise of the Series A Warrants to be duly registered, approved and listed with any federal or state governmental authority or national securities exchange, as the case may be, requiring such registration, approval or listing.

CALL


On or after October 15, 1992, all or any portion of the Series A Warrants are callable at the option of the Company at a Call Price of $2.00 per Series A Warrant, in the event that the reported last sale price of the Company's Common Stock on its principal trading market was at least 175% of the then effective Warrant Price during a period of at least 20 of 30 successive trading days ending within 15 calendar days prior to the date notice of redemption shall have been given to the Warrant Agent by the Company. If less than all Series A Warrants are to be redeemed, selection of Series A Warrants to be redeemed will be made by the Warrant Agent in such manner as it deems to be fair and appropriate. Notice of redemption will be mailed to the registered Warrantholders by the Warrant Agent not more than 60 days nor less than 30 days before the date scheduled for redemption (the "Call Date"). Any Series A Warrants so called for redemption may be exercised until 5:00 p.m., California time, on the fifth business day preceding the Call Date. The Call Price set forth above is subject to proportionate adjustment upon changes in the Warrant Price in the event that the Company elects to adjust the number of Series A Warrants rather than to change the number of shares of J2 Common Stock issuable upon exercise of outstanding Series A Warrants. See "Adjustments" below. The Company shall not be required (i) to issue, transfer, exchange or permit to be exercised any Series A Warrants for a period of 15 days immediately preceding any selection of Series A Warrants to be redeemed or thereafter until after the mailing of the notice of redemption or (ii) transfer or exchange any Series A Warrants called or being called for redemption.


ADJUSTMENTS


The Warrant Price and, at the Company's option, either the number of shares of J2 Common Stock purchasable on the exercise of each Series A Warrant or the number of Series A Warrants outstanding, are subject to adjustment in certain events, including (a)(i) the subdivision or combination of outstanding shares of J2 Common Stock, (ii) the payment of any dividend or distribution on J2 Common Stock in shares of J2 Common Stock; (iii) the combination of outstanding shares of J2 Common Stock into a smaller number of shares, or (iv) the issuance by reclassification of its shares of J2 Common Stock other securities of the Company (b) the issuance of rights or warrants to all holders of J2 Common Stock entitling them (for a period expiring within 45 days after the record date for determining shareholders entitled to receive them) to acquire shares of J2 Common Stock at less than the then-current market price per share (as defined) of J2 Common Stock; or (c) the distribution to all holders of J2 Common Stock of evidences of indebtedness or assets (excluding cash dividends or distributions) or shares of capital stock of the Company of any class other than J2 Common Stock or grant rights to subscribe for securities (other than those referred to above): provided, however, that no adjustment described in clause (c) or (d) will be made (y) if the Company issues or distributes to each holder of Series A Warrants would have been entitled to receive had the Series A Warrants been exercised prior to the record date for the determination of stockholders entitled to receive such rights or warrants or (z) if the Company grants to each holder of Series A Warrants the right to receive, upon the exercise thereof at any time after the distribution of the evidences of indebtedness or assets or shares of capital stock of the Company of any class other than J2 Common Stock referred to in clause (d) above, the evidences of indebtedness or assets or shares of capital stock of the Company of any class other than J2 Common Stock that such holder would have been entitled to receive had the Series A Warrants been exercised prior to the record date for determination of stockholders entitled to receive such distribution. The Closing Price for each trading day shall be the last reported sales price regular way or, in case no such reported sale takes place on such trading day, the average of the closing bid and asked prices regular way for such day, in each case on the principal national securities exchange on which the Series A Warrants are listed or admitted to trading as designated by the Board of Directors of the Company or, if not listed or admitted to trading, the last sale price regular way for the Series A Warrants as published by NASDAQ. If the prices of the Series A Warrants were not so reported on any such market, the price of the Series A Warrants shall be the average of the closing bid and ask prices as furnished by any member of the New York Stock Exchange selected from time to time by the Company for that purpose.

In the event that the Company elects to adjust the number of Series A Warrants outstanding rather than the number of shares of J2 Common Stock purchasable on the exercise of each Series A Warrant in connection with a change of the Warrant Price, as described above the Company will not be required to issue fractional Series A Warrants or Warrant Certificates evidencing fractional Series A Warrants; and, in lieu of fractional Series A Warrants, the Company shall make a cash adjustment for such fractional Series A Warrant on the basis of the then-current market value (as defined) of one Series A Warrant.

Notwithstanding the foregoing, in case of any consolidation, merger (other than a merger or consolidation in which the Company is the continuing corporation), sale or lease of the property or the Company as an entirety or substantially as an entirety, or certain reclassifications of changes of the shares of J2 Common Stock, the successor, leasing or purchasing corporation, as the case may be, shall execute a supplemental agreement providing that the holder of each Series A Warrant upon exercise thereof shall have the right to receive, in lieu of each share of J2 Common Stock deliverable upon exercise prior thereto, only the kind and amount of shares and/or other securities and/or property and/or cash receivable upon such consolidation, merger, lease, sale, conveyance, reclassification or change by a holder of one share of J2 Common Stock.

MODIFICATION OF THE WARRANT AGREEMENT


The Warrant Agreement and the rights of Warrantholders thereunder may be modified by the Company and Warrant Agent with the consent of the holders of not less than a majority in number of the Series A Warrants then outstanding. However, no modification that adversely affects the terms upon which the Series A Warrants are exercisable or may be redeemed or reduces the percentage required for modification will be effective against any Warrantholder without his consent. The Warrant Agreement contains provisions permitting the Company and the Warrant Agent, without the consent or concurrence of any Warrantholder, to supplement or amend the Warrant Agreement in order to cure any ambiguity, to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision therein or to correct any clerical omission or mistake or manifest error contained therein.


TRANSFER AGENT

The transfer agent for the Company's Series A Warrants is U.S. Stock Transfer Corporation, which also is responsible for record keeping functions in connection with the same.

                              PLAN OF DISTRIBUTION

The Common Stock offered hereby will be sold in one or more market transactions effected by the individual holders thereof. The Company will not be involved in any such transaction.


The Common Shares may be offered from time to time by the Selling Securityholders. Any sales may be made on one or more exchanges or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then market prices, or in negotiated transactions. The Common Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Securityholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any Common Shares covered by this Prospectus that qualifies for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

At the time a particular offer of Common Shares is made, to the extent required, a supplement to this Prospectus will be distributed that will set forth the aggregate number of Common Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

The Selling Securityholders will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Shares by the Selling Securityholders.


                                     EXPERTS

The consolidated financial statements as of July 31, 1997, 1996 and 1995, and for the years then ended, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Certain legal matters in connection with the validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Kelly Lytton Mintz & Vann LLP, 1900 Avenue of the Stars, Suite 1450, Los Angeles, California 90067. Bruce P. Vann, a member of Kelly Lytton Mintz & Vann LLP, is a director of the Company.

                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from such offices after payment of fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, can be assessed through the EDGAR terminals in the Commission's Public Reference Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

                                J2 COMMUNICATIONS

        INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


JULY 31, 1997

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                       F-2

FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of October 31, 1997 (Unaudited), July 31, 1997 and 1996       F-3

  Consolidated Statements of Operations for the three months ended October 31,                 F-5
   1997 and 1996 (Unaudited) and for each of the three years in the period ended July 31, 1997

  Consolidated Statements of Shareholders' Equity for each of the three years in               F-6
   the period ended July 31, 1997 and for the three months ended October 31,
   1997 (Unaudited)

  Consolidated Statements of Cash Flows for the three months ended October 31,
   1997 and 1996 (Unaudited) and for each of the three years in the period                     F-7
   ended July 31, 1997

  Notes to Consolidated Financial Statements                                                   F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To J2 Communications:

We have audited the accompanying consolidated balance sheets of J2 Communications and subsidiaries, (a California corporation), as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, a significant portion of the Company's assets is composed of certain intangible assets.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J2 Communications and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.

                               Arthur Andersen LLP

September 29, 1997
Los Angeles, California

                       J2 COMMUNICATIONS AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS



                                                   October 31,       July 31,        July 31,
                                                      1997            1997            1996
                                                   ----------      ----------      ----------
                                                  (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                        $  732,000      $  641,000      $  120,000
  Short-term investments at, cost                     765,000         861,000       1,014,000
  Other current assets                                 77,000          75,000          97,000
                                                   ----------      ----------      ----------
         Total current assets                       1,574,000       1,577,000       1,231,000
                                                   ----------      ----------      ----------
NONCURRENT ASSETS:
  Intangible assets, less accumulated
    amortization of $2,069,000 and
    $1,829,000 in 1997 and 1996, respectively       3,836,000       3,896,000       4,136,000
                                                   ----------      ----------      ----------
          Total noncurrent assets                   3,836,000       3,896,000       4,136,000
                                                   ----------      ----------      ----------
TOTAL ASSETS                                       $5,410,000      $5,473,000      $5,367,000
                                                   ==========      ==========      ==========

The accompanying notes are an integral part of these consolidated balance sheets.

                       J2 COMMUNICATIONS AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                October 31,         July 31,          July 31,
                                                   1997               1997              1996
                                                -----------       -----------       -----------
                                                (Unaudited)
CURRENT LIABILITIES:
  Accounts payable                              $   133,000       $   130,000       $   112,000
  Accrued expenses                                  650,000           629,000           681,000
  Accrued royalties                                 388,000           499,000           466,000
  Deferred revenues                                 163,000           208,000           213,000
  Income taxes payable                               38,000            38,000            38,000
  Common stock payable                              203,000           203,000           203,000
  Minority interest                                 115,000            84,000             2,000
                                                -----------       -----------       -----------
          Total current liabilities               1,690,000         1,791,000         1,715,000
                                                -----------       -----------       -----------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Preferred stock, no par value:
      Authorized--2,000,000 shares,
      none issued and outstanding-
    Common stock, no par value:
     Authorized--8,000,000 shares,
      issued and outstanding--
      3,600,000 shares in 1997
      and 1996                                    8,656,000         8,654,000         8,648,000
    Note receivable on common stock                (123,000)         (121,000)         (115,000)
    Deficit                                      (4,813,000)       (4,851,000)       (4,881,000)
                                                -----------       -----------       -----------
          Total shareholders' equity              3,720,000         3,682,000         3,652,000
                                                -----------       -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 5,410,000       $ 5,473,000       $ 5,367,000
                                                ===========       ===========       ===========

The accompanying notes are an integral part of these consolidated balance sheets.

                       J2 COMMUNICATIONS AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    For the year in the period ended July 31,
                                            3 Mos. Ended      3 Mos. Ended        ---------------------------------------------
                                          October 31, 1997   October 31, 1996        1997             1996              1995
                                          ----------------   ----------------     -----------      -----------      -----------
                                             (Unaudited)        (Unaudited)
REVENUES:
  Movies, television and theatrical         $     149,000      $     432,000      $   970,000      $   539,000      $   736,000
  Videocassette sales                               1,000             26,000          219,000          311,000          336,000
  Royalty income                                   49,000             26,000           65,000           45,000           83,000
  Publishing                                           --              1,000           56,000            8,000               --
  Other                                           112,000             15,000           46,000           61,000          129,000
                                            -------------      -------------      -----------      -----------      -----------
          Total revenues                          311,000            500,000          130,000          964,000        1,284,000
                                            -------------      -------------      -----------      -----------      -----------

EXPENSES:
  Costs of movies and television                       --                 --           53,000           26,000           26,000
  Cost of videocassettes sold                       3,000             15,000          105,000          141,000          105,000
  Royalty expense                                  10,000             12,000           63,000           37,000           62,000
  Magazine editorial, production and
    distribution                                       --                 --           41,000           55,000               --
  Selling, general and administrative             180,000            175,000          792,000          725,000          818,000
  Amortization of intangible assets                60,000             60,000          240,000          240,000          240,000
                                            -------------      -------------      -----------      -----------      -----------
          Total expenses                          253,000            262,000        1,294,000        1,224,000        1,251,000
                                            -------------      -------------      -----------      -----------      -----------
          Income (loss) from
            consolidated operations                58,000            238,000           62,000         (260,000)          33,000
                                            -------------      -------------      -----------      -----------      -----------

OTHER INCOME (EXPENSE):
  Interest and other                               17,000             12,000           59,000           77,000           49,000
  Minority interest in income of
    consolidated subsidiary                       (31,000)           (82,000)         (82,000)         (46,000)         (30,000)
                                            -------------      -------------      -----------      -----------      -----------
         Income (loss) before provision
            for income taxes                       44,000            168,000           39,000         (229,000)          52,000

PROVISION FOR (BENEFIT FROM)
 INCOME TAXES                                       6,000              7,000            9,000            7,000          (14,000)
                                            -------------      -------------      -----------      -----------      -----------

NET INCOME (LOSS)                           $      38,000      $     161,000      $    30,000      $  (236,000)     $    66,000
                                            =============      =============      ===========      ===========      ===========
INCOME (LOSS) PER COMMON SHARE              $        0.01      $        0.04      $      0.01      $     (0.07)     $      0.02
                                            =============      =============      ===========      ===========      ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                     3,600,000          3,600,000        3,600,000        3,600,000        3,597,000
                                            =============      =============      ===========      ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

                       J2 COMMUNICATIONS AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                 Notes
                                                   Common Stock               Receivable
                                           -----------------------------       on Common
                                              Shares           Amount            Stock           Deficit             Total
                                           -----------       -----------      -----------       -----------       -----------
BALANCES, July 31, 1994                      3,602,000       $ 8,630,000      $  (105,000)      $(4,711,000)      $ 3,814,000

  Shares issued                                  8,000             8,000               --                --             8,000
  Shares retired                               (10,000)               --               --                --                --
  Accrued interest on note receivable
     on common stock                                --             5,000           (5,000)               --                --
  Net income                                        --                --               --            66,000            66,000
                                           -----------       -----------      -----------       -----------       -----------
BALANCES, July 31, 1995                      3,600,000         8,643,000         (110,000)       (4,645,000)        3,888,000

  Accrued interest on note receivable
     on common stock                                --             5,000           (5,000)               --                --
  Net loss                                          --                --               --          (236,000)         (236,000)
                                           -----------       -----------      -----------       -----------       -----------
BALANCES, July 31, 1996                      3,600,000         8,648,000         (115,000)       (4,881,000)        3,652,000

  Accrued interest on note receivable
     on common stock                                --             6,000           (6,000)               --                --
  Net income                                        --                --               --            30,000            30,000
                                           -----------       -----------      -----------       -----------       -----------

BALANCES, July 31, 1997                      3,600,000         8,654,000         (121,000)       (4,851,000)        3,682,000

 Accrued interest on note receivable
    on common stock                                 --             2,000           (2,000)               --                --
 Net income                                         --                --               --            38,000            38,000
                                           -----------       -----------      -----------       -----------       -----------

BALANCES, October 31, 1997                   3,600,000       $ 8,656,000      $  (123,000)      $(4,813,000)      $ 3,720,000
 (Unaudited)                               ===========       ===========      ===========       ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

        2 COMMUNICATIONS AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      For the year in the period ended July 31,
                                                 3 Mos. Ended     3 Mos. Ended      ---------------------------------------------
                                               October 31, 1997  October 31, 1996      1997             1996              1995
                                               ----------------  ----------------   -----------      -----------      -----------
                                                  (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                              $    38,000      $   161,000      $    30,000      $  (236,000)     $    66,000
  Adjustments to reconcile net income
    (loss) to net cash provided by (used in)
    operating activities:
  Amortization of intangible assets                   60,000           60,000          240,000          240,000          240,000
  Minority interest in income of
 Consolidated subsidiary                              31,000           82,000           82,000           46,000           30,000
 Changes in assets and liabilities
 Accounts payable                                      3,000           15,000           18,000            3,000         (103,000)
 Accrued expenses                                     21,000          (35,000)         (52,000)           8,000          (33,000)
 Accrued royalties                                  (111,000)           6,000           33,000          (41,000)          28,000
 Accrued income taxes                                     --               --               --            7,000          (78,000)
 Deferred revenues                                   (45,000)           2,000           (5,000)           4,000          (10,000)
 Other                                                (2,000)              --           22,000          (61,000)           8,000
                                                 -----------      -----------      -----------      -----------      -----------
          Net cash provided by (used in)
                operating activities                  (5,000)         291,000          368,000          (30,000)         148,000
                                                 -----------      -----------      -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of short-term investments                 (192,000)        (192,000)      (1,053,000)      (1,349,000)      (1,492,000)
 Sale of short-term investments                      288,000          290,000        1,206,000        1,289,000        1,368,000
 Distribution to minority shareholders                    --               --               --          (91,000)              --
                                                 -----------      -----------      -----------      -----------      -----------
          Net cash provided by (used in)
            investing activities                      96,000           98,000          153,000         (151,000)        (124,000)
                                                 -----------      -----------      -----------      -----------      -----------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on notes payable                                --               --               --               --          (42,000)
 Proceeds from exercise of stock options                  --               --               --               --            8,000
                                                 -----------      -----------      -----------      -----------      -----------

          Net cash used in financing
                 activities                               --               --               --               --          (34,000)
                                                 -----------      -----------      -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                   91,000       389,000       521,000      (181,000)        (10,000)

CASH AND CASH EQUIVALENTS,
  beginning of year                             641,000       120,000        20,000       301,000         311,000
                                              ---------     ---------     ---------     ---------       ---------
CASH AND CASH EQUIVALENTS,
  end of year                                 $ 732,000     $ 509,000     $ 641,000     $ 120,000       $ 301,000
                                              =========     =========     =========     =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION
    Cash paid during the year for
         income taxes                         $   6,000     $   6,000     $   9,000     $   2,000       $   9,000
                                              =========     =========     =========     =========       =========

The accompanying notes are an integral part of these consolidated financial statement.

                       J2 COMMUNICATIONS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  JULY 31, 1997

(Information as of October 31, 1997 and for the three months ended October 31, 1997 and 1996 are unaudited)

1. Summary of Significant Accounting Policies

Unaudited Information as of October 31, 1997 and 1996

The accompanying consolidated financial statements as of October 31, 1997 and 1996 reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the financial statements for such interim periods. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.


Organization and Principles of Consolidation

J2 Communications (the "Company"), a California Corporation, was formed in March 1986, and was primarily engaged in the acquisition, development and production of entertainment and special-interest videocassette programs and the marketing, distribution and licensing of these programs for retail sale in the home video market. In fiscal 1991, the Company acquired all of the outstanding shares of National Lampoon, Inc. ("NLI"). NLI was incorporated in 1967 and was primarily engaged in various aspects of the publishing and entertainment industries. In December 1992, in consideration for the default of certain intercompany notes from NLI to the Company, NLI assigned the rights to the majority of its assets in full satisfaction of the notes. Included in these assets was NLI's 100 percent ownership interest in NL Communications, Inc., and Heavy Metal, Inc., which, upon this assignment, became subsidiaries of the Company.


Currently, the Company is primarily engaged in the licensing of the name "National Lampoon" in a variety of areas including motion pictures, home video, television, publishing and other entertainment media. The Company's revenues and income have and will continue to fluctuate based on the size, nature and timing of transactions whereby its names and trademarks are licensed. Despite the existence of a working capital deficit of $214,000 as of July 31, 1997, management of the Company believes that its cash and short-term investments at July 31, 1997, and projected cash flows in fiscal 1998 will be adequate to pay its liabilities as they become due.


The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

Cash equivalents include certificates of deposit with original maturity dates of three months or less.

Short-Term Investments


In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as held-to-maturity and are carried at cost.

Revenue Recognition

The Company recognizes licensing revenues based upon information provided by the licensee, with the exception of non-refundable advances from the licensing of the "National Lampoon" name, which are recognized when received. Revenues from the sale of videocassettes, net of estimated provisions for sales returns (which are not material for any period presented), are recognized when the units are shipped. Advances for future sales of videocassettes are deferred until the units are shipped. Publishing revenues include magazine sales and revenue from advertising included in the magazines. Single copy magazine sales are recognized as income in the month the issue becomes available for sale at the newsstand. Subscription revenues are apportioned equally over the subscription period. Advertising revenues are recognized concurrently with the recognition of magazine sales.

Intangible Assets

Intangible assets consist primarily of the right to license the "National Lampoon" name and are being amortized straight-line over a twenty-five year period. Management continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of intangible assets may not be recoverable. Factors that would indicate the occurrence of such events or circumstances include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses, or the inability of the Company to renew, extend or replace existing contracts as they expire including licensing of the "National Lampoon" name. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related business's undiscounted net income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable.

The Company has made a significant investment in the "National Lampoon" name and other intangible assets through its acquisition of NLI. Realization of these acquired assets is dependent on the continued licensing of the "National Lampoon" name for use in feature films, video, television and audio distribution and merchandising or other appropriate opportunities. The Company has received approximately $5,583,000 in licensing revenues (including revenues received in connection with an agreement for the licensing of the name for three feature films - see Note 5) since the acquisition of the "National Lampoon" name in fiscal 1991. The Company is in the process of negotiating other licensing agreements and the development of concepts, programs, and other opportunities that could generate additional licensing fees in the future. If these and other licensing agreements that the Company may enter into in the future do not result in sufficient revenues to recover these acquired intangible assets over a reasonable period of time, the Company's future results of operations may be adversely affected by a write-off of or an adjustment to these acquired intangible assets.

In evaluating if there has been an impairment in the value of its long-lived assets, the Company follows the guidelines of SFAS No. 121. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Management has determined that through the realization of future licensing agreements, expected future cash flows relating to the intangible assets will result in the recovery of the carrying amount of such assets.

Per Share Information

Primary earnings per share are computed by dividing net earnings by the weighted average common shares outstanding and common share equivalents during the period. Common stock equivalents include, if dilutive, the number of shares issuable on exercise of the outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year. The assumed exercise of all options and warrants during the years ended July 31, 1997, 1996 and 1995 was not dilutive and, therefore, was not included in the computation of weighted average shares outstanding.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation

During the current year the Company adopted SFAS No. 123. This statement establishes accounting standards for stock-based employee compensation plans. This statement encourages, but does not require, a fair-value based method of accounting for employee stock options or similar equity instruments. The adoption of the statement did not have a material effect on the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Financial Accounting Pronouncements

The Company has adopted the requirements of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," issued in October 1995 and the pro-forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. The effect of the new financial accounting pronouncements was not material to the Company's consolidated financial statements.

In March 1997, the Financial Accounting Standard Board ("FASB")issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure" which are effective for financial statements for periods ending after December 15, 1997.

In June, 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of An Enterprise and Related Information," which are effective for the financial statements for periods ending after December 31, 1998.

Management does not believe adoption of SFAS No. 128, SFAS No. 129, SFAS No. 130 and SFAS No. 131 will have a material effect on the Company's consolidated financial statements.

Reclassifications

Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

2. Short-Term Investments

Short-term investments consist of United States Treasury bills and notes with original maturities of between three and twelve months. The following is an analysis of short-term investments:

                                                         1997            1996
                                                      ----------      ----------
U.S. Government obligations, cost                     $  861,000      $1,014,000
Gross unrealized holding gains                            26,000          15,000
                                                      ----------      ----------

U.S. Government obligations, fair value               $  887,000      $1,029,000
                                                      ==========      ==========

No provision has been made for the change in market value for these investments as the Company intends to hold them until maturity. In determining realized net gains, the cost of the securities sold is based on specific identification.

3. Deferred Revenues

Deferred revenues consist of the following:

                                                          1997             1996
                                                       --------         --------
Deferred videocassette revenues                        $126,000         $131,000
Unearned subscription revenues                           82,000           82,000
                                                       --------         --------
                                                       $208,000         $213,000
                                                       --------         --------

4. Accrued Expenses

Accrued expenses consist of the following:

                                                           1997         1996
                                                       ----------   ----------
   Reserve for contingent payment on
     sale of stock                                     $  158,000   $  158,000
   Deferred salary                                        189,000      199,000
   Legal expenses                                         100,000      121,000
   Stock appreciation rights                               37,000           --
   Other                                                  145,000      203,000
                                                       ----------   ----------
                                                       $  629,000   $  681,000
                                                       ==========   ==========

5. Commitments and Contingencies

Made-For-Cable Agreement

In March, 1994, the Company signed an agreement with Showtime Networks Inc.("Showtime") to produce seven movies over a three year period to be aired initially on the Showtime Network or The Movie Channel. The agreement provides for the payment of a license fee to National Lampoon upon the commencement of principal photography of each film and contingent compensation based on revenues the films may generate from all sources. The Showtime agreement has now expired, with only four made-for-cable movies produced, and as such, the fifth through seventh movies will not be produced. Pursuant to the contract terms, Showtime has paid the producer fees due for five movies as of July 31, 1997. The producer fees due for the sixth and seventh movies of $300,000 were paid in the fiscal quarter ending January 31, 1998. The Company is currently seeking to replace the Showtime license agreement. In the event that the Company is unable to replace the Showtime agreement with a comparable arrangement, movies, television, and theatrical revenues could be adversely impacted.

Revenue recognized under this agreement totaled $300,000, $150,000, and $150,000 for the years ended July 31, 1997, 1996, and 1995, respectively.

Motion Picture Agreement

NLI and New Line Cinema Corporation ("New Line") entered into an agreement, effective September 11, 1991, regarding the development, production, financing and distribution of three "National Lampoon" motion pictures, each at a budget not greater than $10 million, within four and one-half years of execution of the agreement. The agreement provided NLI with a non-refundable advance of $375,000 upon the execution of the agreement. The agreement was subsequently amended to extend its term through April 1, 1996.

The compensation to be received by NLI as a result of the use of its name is $250,000 for each of three motion pictures (payable on commencement of principal photography of the applicable film) plus 2-1/2 percent of distributors' gross receipts, as defined from all media in connection with the motion pictures. Revenues recognized under this agreement totaled $118,000, $166,000 and $430,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

As of April 1, 1996, New Line had failed to produce the third motion picture due under the agreement, which was not extended further.

Reserve for Contract Payment on Sale of Stock

The Company has its videocassettes for the domestic market duplicated primarily by an independent duplication company, Technicolor Videocassette, Inc. ("Technicolor"), which warehouses the videocassettes and fulfills and ships orders for the Company. In April 1993, pursuant to a settlement agreement regarding an outstanding balance, the Company issued to Technicolor 157,000 shares of its common stock valued at $176,000, and a note in the amount of $87,000 to satisfy obligations owed to Technicolor. The Company paid the balance of the note in full during fiscal 1995. The agreement provides for an additional cash payment in the event that such common stock is sold, within a specified time period, for less than $2 per share. The Company has recorded a liability, included in accrued expenses, at July 31, 1997 and 1996, in the amount of $158,000 as a reserve against such contingent payments.

Joint Venture

As part of the acquisition of NLI, the Company acquired a 75 percent interest in a joint venture whose only operations consist of revenues received from the licensing of a certain "National Lampoon" motion picture. The minority interest's share in the joint venture's revenue is deducted from movies, television and theatrical revenue. Total revenues received by the joint venture related to this motion picture were $287,000, $117,000, and $78,000 for each of the three years in the period ended July 31, 1997. Of this revenue the minority interest's share totaled $82,000, $46,000 and $30,000, respectively.


Leases

The Company is obligated under an operating lease expiring on September 30, 2001, for its office facility in Los Angeles, California. The facility lease includes certain provisions for rent adjustments based upon changes in the lessor's operating costs and increases in the Consumer Price Index.


The Company is obligated under an operating lease expiring in September 2003 for equipment located at its office facility.

The Company is also obligated under an operating lease expiring in November 1999 for an automobile leased on behalf of an employee of the Company.


The Company is committed to future minimum lease payments for the following years:


                         Building      Equipment       Total
                         --------      ---------     --------
          1998           $ 82,000      $ 20,000      $102,000
          1999             86,000         8,000        94,000
          2000             89,000         2,000        91,000
          2001             15,000         2,000        17,000
          2002                 --         2,000         2,000
                         --------      --------      --------
Total                    $272,000      $ 34,000      $306,000
                         ========      ========      ========

Rent expense totaled $79,000 for the year ended July 31, 1997, and $79,000 and $86,000, net of sublease income of $5,000 and $30,000 for the years ended July 31, 1996 and 1995, respectively.

Equipment lease expense totaled $8,000, $18,000 and $31,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

Royalty Agreements

Pursuant to a royalty agreement between NLI and The Harvard Lampoon, Inc. ("HLI") NLI is required to pay HLI a royalty of up to 2 percent on all revenues derived from sales of any magazine or other publication using the name "Lampoon" as part of its title and a royalty of up to 2 percent of pretax profits, as defined in the agreement, on non-publishing activities using such name. Royalties payable under this agreement totaled $19,000, $11,000, and $15,000 for the years ended July 31, 1997, 1996, and 1995, respectively.

The Company has entered into various royalty agreements with the producers of videocassettes distributed by the Company. The Company is required to pay a royalty, according to each individual agreement, of a percentage of gross receipts, less certain expenses. Royalties payable under these agreements totaled $45,000, $26,000 and $47,000 for the years ended July 31, 1997, 1996, and 1995, respectively.

GPEC Agreement

In 1987, NLI sold the exclusive rights to produce television programming utilizing the name "National Lampoon" to Guber-Peter Entertainment Company ("GPEC"). In 1991, under agreement with GPEC, NLI reacquired this right for $1,000,000, of which $500,000 was paid on execution of the agreement. The remaining $500,000 was payable out of the gross receipts of television programming, if any. To date, $131,000 has been paid under the gross receipts provision of the agreement.

Employment Agreement

The Company has entered into an employment agreement dated July 1, 1994, with its President and Chief Executive Officer. The agreement is for seven years and provides for annual base compensation of $475,000, with annual increases of the greater of 9 percent or 5 percent plus the percentage increase in the Consumer Price Index. Previously, the President had reduced the amount of salary he receives to $190,750. The President does not expect to receive the difference between the amount received and the amount provided for under the agreement unless there is a change in control of the Company, as defined by the agreement.

In addition, an annual bonus is payable to the President if the Company's pretax income exceeds specified levels. The amount is based on pretax earnings of the Company ranging from 5 percent to 9 percent over certain minimums. If earnings exceed $7,000,000, the President shall be entitled to such incentive compensation, as may be determined by the Board of Directors based upon the President's service and performance on behalf of the Company and the profitability of the Company. A bonus of $100,000 was earned during the year ended July 31, 1995. No bonus was earned in 1997 or 1996. Deferred bonuses for the President, included in accrued expenses, totaled $100,000 and $100,000 as of July 31, 1997 and 1996. In addition, certain officers have deferred salary of $89,000 and $99,000 as of July 31, 1997 and 1996, respectively, also included in accrued expenses.


The Company has also granted the President options to purchase 50,000 shares of its common stock and 50,000 stock appreciation rights (see Note 7) for each year of his employment contract. The price for each will be based on the fair value of the stock at the date of issuance.

Management Contract of Magazine


In August 1993, the Company entered into an agreement for a magazine publisher to print and distribute the National Lampoon magazine. In accordance with the terms of this agreement, the Company retained editorial control of the magazine's content and received a fee equal to 5 percent of all revenues generated by the magazine in its first year of publication, 6 percent in the second year and 7 percent for each year thereafter. In February 1996, the agreement was terminated by the Company because certain minimum performance targets had not been met by the publisher. The Company resumed publishing the magazine in May 1996. The Company earned revenues of $8,000 under this agreement during the year ended July 31, 1995. No revenues were earned related to this agreement in fiscal 1996 prior to termination of the agreement.

As part of this agreement, the publisher had agreed to assume the Company's liabilities relating to the magazine, including unearned subscription revenues and accrued retail display allowances of $79,000, included in accrued expenses as of July 31, 1997 and 1996, owed to various vendors for magazine shelf space. Because the Company holds title to the "National Lampoon" name, the Company continued to record liabilities for these amounts after termination of the agreement.

Litigation

The Company, NLI and the officers and directors of NLI became the defendants in a lawsuit in regard to the acquisition of NLI by the Company. The shareholders of NLI (the "Plaintiffs") filed the claim in respect to the tax treatment of the transaction to the individual shareholders of NLI. The Company entered into a settlement agreement in August 1991, which must still be approved by the courts, under which the Company will issue an additional 125,000 shares of its common stock to the Plaintiffs and for the payment of attorneys' fees. The value of the shares to be paid is presented as a liability of $203,000 as of July 31, 1997, and 1996, as the shares have not yet been issued and the settlement has not been approved.

NLI had a motion picture development and consulting agreement with Matty Simmons, a former officer of NLI. In November 1992, Matty Simmons Productions, Inc. and Matty Simmons (collectively "Simmons") filed a complaint against the Company alleging breach of contract. In December 1993, this litigation was settled. The terms of the settlement agreement provide for the Company to pay Simmons a percentage (not to exceed $240,000 in total) of any amounts earned by the Company from certain previously released National Lampoon films. A total of $42,000, $66,000 and $62,000 was paid to Simmons during the years ended July 31, 1997, 1996 and 1995, respectively.

On August 20, 1996, counsel for HLI filed a demand for arbitration with the American Arbitration Association, asserting that the Company underpaid royalties payable under the HLI royalty agreement by approximately $226,000, plus unspecified late charges, for the period from July 1, 1992, through June 30, 1995, based upon HLI's interpretation of the agreement. By agreement of both parties arbitration has been stayed and the dispute is currently under mediation. Settlement discussions are continuing. Management believes that this claim will not have a material effect on the consolidated financial statements.


6. Notes Receivable on Common Stock

In 1986, the Company issued 800,000 shares of common stock to certain of its officers and directors pursuant to its Restated Stock Purchase Plan. The shares were issued with 50 percent of the purchase price payable at the time of issuance and the remainder due in five years. The unpaid balance is due from the Company's President and Chief Executive Officer and bears interest at the rate of 10 percent, under promissory notes secured by the stock in favor of the Company.

7. Stock Options and Stock Appreciation Rights

Stock Option Plans


In March 1995, shareholders approved the 1994 Employee Stock Option Plan and the 1994 Option Plan for Non-Employee Directors. These plans replaced the 1991 Stock Option Plan. All stock options subject to these plans are granted with an exercise price equivalent to the fair market value of the common stock at the time of the grant, except that in the case of the incentive stock options granted to a holder of 10 percent or more of the outstanding shares of common stock, such exercise price may not be less than 110 percent of the fair market value and may not be exercisable after the expiration of five years, versus ten years for regular stock options.

A summary of the stock options outstanding is below:


                                    Number of             Option        Weighted Average
                                     Options               Price         Exercise Price
                                   Outstanding             Range            Per Share
                                   -----------             -----            ---------
Balance, July 31, 1994               559,000          $0.56 - $2.63          $1.43
  Granted                            174,000          $1.06 - $1.37          $1.18
  Exercised                           (8,000)         $0.72 - $1.10          $0.91
  Canceled                          (193,000)         $0.69 - $2.63          $2.30
                                   ---------          -------------          -----

Balance, July 31, 1995               532,000          $0.56 - $1.48          $1.09
  Granted                             62,000          $1.08 - $1.19          $1.10
                                   ---------          -------------          -----
Balance, July 31, 1996               594,000          $0.56 - $1.48          $1.10
  Granted                            115,000          $0.88 - $1.13          $1.00
  Canceled                           (70,000)         $1.06 - $1.19          $1.13
Balance, July 31, 1997               639,000          $0.56 - $1.19          $1.08
                                   =========          =============          =====

Of the options outstanding as of July 31, 1997, 1996, and 1995, 577,000, 564,000, and 481,000, respectively, were exercisable with a weighted average exercise price of $1.09, $1.1, and $1.1, respectively. The weighted average remaining contractual life of the options outstanding as of July 31, 1997 was
3.4 years.

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" issued October 1995. In accordance with provisions of SFAS No. 123, the Company applies APB opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                       Years ended July 31,
                                                  -----------------------------
                                                      1997              1996
                                                  -----------       -----------
Net income (loss)-as reported                     $    30,000       $  (236,000)
Net loss-pro-forma                                $   (11,000)      $  (243,000)
Earnings (loss) per share-as reported             $       .01       $      (.07)
Loss per share-pro-forma                          $       .00       $      (.07)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to August 1, 1995, the resulting pro-forma compensation cost may not be representative of the cost to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield                                                  0.00%
Expected stock price volatility                                          52.9%
Risk free interest rate                                                  5.68%
Expected life of options                                                 2 years

The weighted average fair value of options granted during fiscal 1997 and 1996 is $.36 and $.1, respectively.

Warrants

In connection with its acquisition of NLI in 1990, the Company issued 1,753,000 Series A warrants (including 148,000 warrants issued to certain creditors). The warrants expire on June 30, 1998, and entitle each holder to exchange one warrant for a share of the Company's common stock at a price of $2.00 per share. The Series A warrants are callable at a price of $2.00 per warrant on or after October 15, 1992, at the option of the Company if the closing price per share of common stock equals or exceeds 175% for a period of 20 trading days. There were 1,737,000 Series A warrants outstanding at July 31, 1997.

Stock Appreciation Rights

As of July 31, 1997, the President and Chief Executive Officer of the Company had stock appreciation rights which entitle the officer to receive cash equal to the difference between the fair market value and the appreciation base of the rights when they are exercised. As of July 31, 1997, appreciation in these rights amounted to approximately $37,000. This amount has been included as an accrued liability on the accompanying consolidated balance sheet.

As of July 31, 1997, a total of 350,000 rights were outstanding with appreciation basis of between $0.56 and $1.48 per share.

8. Related Party Transactions

Legal fees of $3,000, $12,000 and $16,000, included in selling, general and administrative expenses, were incurred during fiscal 1997, 1996 and 1995, respectively, for services from legal firms, one of whose partners is a director of the Company.

See Note 6 for discussion of notes receivable from the Company's President and Chief Executive Officer.

9.      Income Taxes

The provision for income taxes is comprised as follows:


                                          1997           1996            1995
                                        --------       --------        --------
Current:
  State                                 $  9,000       $  7,000        $ 11,000
  Federal                                     --             --           1,000
Adjustment to valuation
  allowance:
  State                                       --             --         (26,000)
                                        --------       --------        --------
                                        $  9,000       $  7,000        $(14,000)
                                        ========       ========        ========


A reconciliation between the statutory federal rate and the Company's effective rate follows:


                                                1997         1996         1995
                                                ----         ----         ----
Statutory federal
 income tax rate (benefit)                        34%         (34%)         34%
State income taxes                                19            3           19
Amortization of intangible
  assets                                         173           36          158
Recognition of previously
unrecognized deferred tax asset,
Including net operating losses,
net                                             (213)          (4)        (244)
Other                                              6            2            6
                                                ----         ----         ----
Effective rate (benefit)                          19%           3%         (27%)
                                                ====         ====         ====

As of July 31, 1997, the tax effect of deductible timing differences and carryforwards is comprised of the following:

                                                     1997              1996
                                                  -----------       -----------
Net operating loss carryforwards                  $   987,000       $ 1,283,000
Accrued liabilities and contingencies                 146,000           171,000
Royalty reserves                                      199,000           186,000
Deferred income                                        83,000            85,000
                                                  -----------       -----------
                                                    1,415,000         1,725,000
Valuation allowance                                (1,415,000)       (1,725,000)
                                                  -----------       -----------
Net deferred tax asset                            $        --       $        --
                                                  ===========       ===========

As of July 31, 1997, the Company had available for federal and state income tax purposes net operating loss carryforwards of approximately $1,721,000 and $747,000, respectively, expiring at various dates through 2011. Certain of the state net operating losses may be limited through statutory provisions.

10. Major Customers

During the year ended July 31, 1997, the Company received $300,000 in revenues from a motion picture licensee representing 24 percent of total revenues. During the year ended July 31, 1996, the Company received $166,000 and $150,000 in revenues from two motion picture licensees representing 17 percent and 15 percent of total revenues, respectively. During the year ended July 31, 1995, the Company received $430,000 and $188,000 from two motion picture licensees representing 34 percent and 15 percent of total revenues.

                                J2 WARRANTHOLDERS



NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------

GEORGE S AGOGLIA                   3575 Brokenwoods Dr, Apt. 701                 170
&, JEANETTE AGOGLIA                Coral Springs, FL  33065-1659

GEORGE S AGOGLIA                   3575 Brokenwoods Dr, Apt 701                  120
                                   Coral Springs, FL 33065-1659

SALVATORE AGOGLIA                  522 W Colfax Ave,                             300
                                   Roselle Park, NY  07204

NORMA K ALLEE                      830 Threadneedle                              258
&,ROBERT J ALLEE                   Houston, TX  77079
TEN COM

MATTHEW S ALPER                    826 President St.                             400
                                   Brooklyn, NY  11215

CAROLYN V ARNOLD                   700 N Water St.                                 1
                                   Milwaukee, WI 53202

DAVID F BAKER                      C/O Coldwell Banker                             1
                                   Third Financial Center
                                   Ste. 1500
                                   Nashville, TN  37219

FRANK C BANYS JR.                  2803 E 2nd St.                                 50
                                   Sioux City,IA  51105

ARTHUR R BAUER &,                  13215 Pineview Dr.                            700
PHYLLIS ANN BAUER                  Des Moines, IA  50325-8825
JT TEN

MICHAEL P BERMAN                   29391 Candlewood                              200
                                   Southfield, MI  48076

KATHLEEN BIGGS &,                  302 Jamestown Ct                              200
LOUIS BIGGS                        Collinsville, IL  62234
JT TEN

LEE J BOELTER &,                   910 West Ave.                                 200
BARBARA A BOELTER                  Gibbon, NE  68840
JT TEN

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
DONALD BOICO &,                    11 Nassau Road                               2500
HANNA BOICO &                      Great Neck, NY  11021
JEFF H & FARA &,
ANDREW SCOTT BOICO
TEN COM

DONALD BOICO &,                    11 Nassau Road                               2500
HANNA BOICO                        Great Neck, NY 11021
JT TEN

HUGHBY WILSON BONDS III            804 Bankhead Blvd.                            100
&, HUGHBY WILSON BONDS II          Talladega, AL  35160
&, EMERALD D BONDS
JT TEN

LELAND M CAMPBELL &,               3401 E Sunnyside Dr.                           20
MARY JANE CAMPBELL                 Phoenix, AZ  85028
JT TEN

CEDE & CO,                         P.O. Box 20                               1596667
                                   Bowling Green Station
                                   New York, NY  10274

JOHN CICIONE                       839 W Plantation Circle                       100
                                   Plantation, FL  33324

ALEXANDER D CLARKSON               76 Shoreham Terrace                            30
                                   Fairfield, CT  06430

PETER V CUCINOTTA JR.              700 SE 6th Ave., Apt 217                      100
                                   Deerfield Beach, FL 33441-4802


PETER V CUCINOTTA                  7317 Powhatan St.                             200
                                   Lanham, MD  20801

D P B ENTERPRISES INC.             3059 Zane Circle                             1000
                                   Las Vegas, NV  89121

JOHN T DALTON &,                   3374 NE 19th Ave.                             100
ROBERTA J DALTON                   Ft. Lauderdale, FL  33306-1029
JT TEN

BILL DANIELS                       15723 Plummer                                   1
                                   Sepulveda, CA  91343

WILLIAM H DAVIS &,                 Ten Ent. RD 1 BOX 156                         104
BESSIE DAVIS                       Imler, PA  16655

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
NED DAVIS CUST                     P.O. Box 1287                                  15
EVAN FRANCIS DAVIS                 Nokomis, FL  34274
UNIF GIFT MIN ACT FL

CRAIG E DAWSON                     N104W14643 Heritage Hills Pkwy                100
                                   Germantown, WI 53022-4378

JERRY R DEMPSEY                    60 Silver Lake Drive                           53
                                   Summit, NJ  07901

ROBERT W DEMPSEY                   60 Silver Lake Drive                           53
                                   Summit, NJ  07901

ANTHONY M DEVILBISS                9602 River Rd.                               1400
                                   Richmond, VA  23229

DENVER D DILLARD                   405 S 3RD St. West                           1000
&, CAROL H DILLARD                 Mt. Vernon, IA  52314
TEN COM

PATRICK T DILULLO                  716 Ecton Rd.                                 200
                                   Akron, OH  44303

LEOBA DONAHUE                      50 Templar Way                                 52
                                   Summit, NJ  07901

PATRICIA DOWLING CUST              1133 70th St.                                  10
DANA MARIE DOWLING                 Brooklyn, NY  11228
UNIF GIFT, MIN ACT NY

JOHN DRAPAS                        555 Memorial Pkwy.                            500
                                   Niagara Falls, NY 14301

NORMAN R EASON                     Box 26                                        100
&, BERTHA J EASON                  Alton, IA  51003
JT TEN

DENISE ELLIOTT                     8140 Hollyridge Rd.                           100
                                   Jacksonville, FL 32256-7104

MIRIAM EMMERICH                    2881 NW 47th Terr.                            100
                                   Ft. Lauderdale, FL  33313

ANTHONY ESPOSITO                   124 Manila Avenue                              25
                                   Staten Island, NY  10306

MERLE K EVEY                       401-03 Allegheny Street                        10
                                   P.O. Box 415
                                   Hollidaysburg, PA 16648-0415

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
NORMA J FAGAN TR                   717 Courtside Dr.                             100
UA DTD MAR 06 90                   Naples, FL  33999
FBO NORMA J FAGAN

NICHOLAS J FEDAK &,                7297 Pearl Rd.                                  5
A JEAN FEDAK                       Cleveland, OH  44130
JT TEN

ALLEN FEINBERG CUST                3303 Garrison Farms Rd.                         5
ERIC FEINBERG                      Baltimore, MD  21208
UNIF GIFT,MIN ACT MD

JOHN FERRY                         1025 E Bowman                                 100
                                   South Bend, IN  46613

MIKE FOISTER                       1516 Aztec Circle                             580
                                   Sioux City, IA  51104

FRANK O FREDRICKS                  14 Dewart Rd.                                  20
                                   Greenwich, CT  06830

WALTER K GARIBALDI                 2414 150th St.                                100
                                   Whitestone, NY  11357

SEYMOUR GAYLINN                    79 W Fenimore St.                             220
                                   Valley Stream, NY  11580

PAUL J GAYNOR                      3732 Jo Ann Dr.                               100
                                   Sacramento, CA  95821

LOUISE GIKOW                       321 2 78th St., 7C                              4
                                   New York, NY  10024

NANCY GIROSKI CUST                 516 Baldwin Ave.                               50
EMILY MICHELE BERMAN               Sharon, PA  16146
UNIF GIFT MIN ACT PA

ANNE GLUCK                         138 Birchwood rd.                              20
                                   Coram, NY  11727

RICHARD GOLDIE                     768 Pico                                     1000
                                   San Mateo, CA  94403

GERTRUDE C GOLLA                   2117 Woodburn Loop South                      500
                                   Lakeland, FL  33813

RONALD GORR                        Rd. 1 Box 32                                  200
                                   Callicoon, NY  12723

AMY B GREENBERG                    P.O. Box 1114                                 500
                                   Sioux City, IA  51102

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
LOUISE B GREENBERG                 P.O. Box 1114                                 500
                                   Sioux city, IA  51102


RAYMOND I GREENBERG TR             P.O. Box 1114                                2000
UA DTD OCT 15 92                   Sioux City, IA  51102
RAYMOND I GREENBERG REV TR

MARGARET ANN GUSTAFSON             515 S Cedar St.                              2100
                                   Boone, IA  50036

WILLIAM C HAASE                    119 Galland Lane                              200
                                   Salix, IA  51052

STEPHEN HALPERN                    PO Drawer 5                                  4800
                                   Hilton Head Is., SC 29938-0005

MARK O HALVERSON &,                11014 Alcott Dr.                              900
MARGE N HALVERSON                  Denver, CO  80234-3131
JT TEN

GAYLIN R HARMES &,                 Box 61                                        600
GRETA S HARMES                     Moville, IA  51039
JT TEN

HARVARD LAMPOON PROJECT FUND       48 E 13th St.                                 100
DTD SEP 22 80                      New york, NY  10003
C/O ERIC RAYMAN

DAVID G HAST                       210 Grant St, 4th Floor                      1500
                                   Pittsburgh, PA  15219

HEADACHE & PAIN CONTROL CENTER     700 Jennings St.                             3750
PC PENSION PLAN                    Sioux City, IA  51105

HINDMAN-STEELE                     Post 492                                      440
                                   AMERICAN LEGION
                                   C/O Leonard Muller
                                   Hornick, IA  51026

ROBERT K HOFFMAN                   Coca-Cola Bottling Group                      100
                                   1999 Bryan St. Ste. 3300
                                   Dallas, TX  75201

DONALD W HUBBARD &,                136 Amherston Dr.                             100
HELEN M HUBBARD                    Williamsville, NY  14221
JT TEN

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
VERNON HUSEMAN &,                  1162 N 26th St.                               500
JOYCE HUSEMAN                      Fort Dodge, IA  50501
JT TEN

MARJORIE G INMAN                   27478 Orsini Ave.                             700
                                   Canyon Country, CA 91351-3718

DAVID JABLIN                       2222 The Ter.                                 600
                                   Los Angeles, CA 90049-1171

RUTH A JACOBS                      5225 NE 96th St.                              150
                                   Altoona, IA  50009

JAMES P JIMIRRO                    10787 Wilshire Blvd.                        60000
                                   Ste. 1702
                                   Los Angeles, CA 90024-4466

S MEREDITH JOHNSON JR CUST         1802 Cherokee Rd.                              10
MATTHEW T JOHNSON UNIF GIFT        Louisville, KY  40205
MIN ACT KY

NORBERT P KAZINSKI                 12 Maple St.                                   20
&, JANET C KAZINSKI                Hollidays Burg, PA  16648
TEN ENT

KIDDER PEABODY & CO INC.           2 B Way                                         4
                                   New York, NY  10004

HUGH E KIRKWOOD III                4262 Mac Duff Place                            15
                                   Dublin, OH  43017

RON KLEIN &, KARL KLEIN &,         353 W Terry                                   200
MARLENE DAVIS &,GERTRUDE KLEIN     Pocatello, ID  83204-3407
JT TEN

BENNETT J KLEINBERG                34 Mountain Rd.                                75
                                   Verona, NJ  07044

ROBERT C KNAPP &,                  14206 London Lane                              50
ROSE M KNAPP                       Rockville, MD  20853-2026
JT TEN

ADAM ROSS KOLODNY                  21 Hereford Rd.                                10
                                   Great neck, NY 11020-1712

CARL N KOSEFF                      15427 Talbot Drive                            250
                                   La Mirada, CA  90638

LARRY E KRAKAU                     Box 38                                       1000
                                   Boxholm, IA  50040-0038

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
JAMES R KRAUSE &,                  230 North Adams St.                           100
GLORIA P KRAUSE                    Allentown, PA  18104
JT TEN

ROBERT KRUMWIEDE                   P.O. Box 764                                  200
                                   North Sioux City, SD 57049-0764

LORETTA LANTING CUST               59 Morse Ave.                                 100
THEODORE T LANTING                 Staten Island, NY  10314
UNIF GIFT MIN ACT NY

HARRY G LARTZ &,                   1201 NW 13th St., 422                         100
MARY K LARTZ                       Boca Raton, FL 33486
JT TEN

NELSON LEVINE                      1305 E 18th Street                            100
                                   Brooklyn, NY  11230

ANNE MACENZZAK                     60 Silver Lake Rd.                            210
                                   Summit, NJ  07901

STANLEY MACK                       708 Greenwich, St. 6-A                        104
                                   New York, NY  10014

GERALD V MAHER &,                  26 Oxford Lane                                 10
LORNA D MAHER                      Palm Coast, FL  32137
JT TEN

GREGORY P MAKUCH CUST              184 Hubbard St.                                50
NICHOLAS MAKUCH UNIF GIFT          Middlefield, CT  06455
MIN ACT CT

GREGORY P MAKUCH CUST              184 Hubbard St.                                50
BRIAN J MAKUCH UNIF GIFT           Middlefield, CT  06455
MIN ACT CT

STEVEN H MALACH CUST               6224 Bromley Ct.                               10
DANIEL SCOTT MALACH UNIF GIFT      W Bloomfield, MI  48322
MIN ACT MI

MARY C MALOY                       P.O. Box 576                                  200
                                   Manilla, IA  51454

CHARLES A MAMONE &,                128 Sherman Ave.                               20
BARBARA A MAMONE                   Troy, NY  12180
JT TEN

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
CESAR MANTEIGA &,                  212 W 22nd St.                                400
PILAR MANTEIGA                     Deer Park, NY  11729
JT TEN

NANCY M MANTEIGA                   212 W 22nd St.                                700
                                   Deer Park, NY  11729

MATTHEW MARGOLIS                   3265 W Market St.                            2000
                                   Akron, OH  44333-3337

DANIEL J MARRO                     5866 Boecraft St.                             200
                                   Los Angeles, CA  90016

THOMAS P McBRIDE                   P.O. Box 152                                  400
                                   Danbury, IA  51019

ANTHONY MIAN &,                    1181 Neill Ave.                               200
AMALIA MIAN                        Bronx, NY  10461
JT TEN

SUSAN T MILLER                     1641 Third Ave., NBR 29A                        2
                                   New York, NY  10128-3632

LINDA MORGAN                       650 Palm Ave.                                  10
                                   Los Altos, CA  94022-3954

LINDSAY LEE NAYTHONS               1850 N Harvard Bl., #1                          5
                                   Hollywood, CA  90027-3634

MORTIMER NIDETCH                   Winston Towers, Apt. 520                      630
                                   301 174th St.
                                   Miami Beach, FL  33160

THOMAS C NODDINGS                  C/O John Noddings                              10
                                   Two Mid America Plaza
                                   Ste. 920
                                   Oakbrook Terrace, IL 60181-4719

RICHARD A ORLAND                   2706 Woodlawn Dr.                               1
                                   Nashville, TN  37212-5224

MARTIN L OTTERSON                  5052 North Melvina                            200
                                   Chicago, IL  60630

DANIEL M PALENSKY                  5616 Grant St.                                330
                                   Omaha, NE  68104-4150

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
LYNETTE PALIOBEIS                  623 Brook Lane                                500
                                   Bay Village, OH  44140

STEFANIE PASHMAN CUST              27 Evergreen Dr.                              100
DAVID PASHMAN UNIF GIFT            Lincoln Park, NJ  07035
MIN ACT NY

EVELYN PERKINS                     2035 Norhardt Drive, #11B                     300
                                   Brookfield, WI  53045

CHRIS B PETERSON                   6024 Country Club Paks Pl.                   1000
                                   Omaha, NE  68152

LINDA JOY PICCIRILLO               607 Carrol St.                                500
                                   Brooklyn, NY  11215

DOLORES PICK &,                    601 Dodge                                      65
MAURICE PICK                       Evanston, IL  60202
JT TEN

RALPH F PIGNATARO                  696 Fisher Rd.                                500
                                   West Seneca, NY  14224

MAURICE PIKOWSKY                   601 Dodge                                      35
                                   Evanston, IL  60202

RANDALL ENTERPRISES                P.O. Box 511                                 1000
                                   Platte, SD  57369-0511

SAM REBOTSKY                       2500 Johnson Ave, Apt. 16-K                    10
                                   Riverdale, NY  10463-4925

GARY REIERSON &,                   1810 Valley Curve Road                        100
GEORGANNE REIERSON                 Mendota Heights, MN  54118-4330
JT TEN

LOIS K RIEGER &                    745 Lynkaylee                                 200
JOHN D RIEGER,                     Waterloo, IA  50701
RICKY A RIEGER &
STEVEN L,RIEGER
TR UA DTD JAN 06 1986
THE LOIS K RIEGER FAMILY TR

SYLVAN ROSENSWEIG &,               46B Sterling St.                              314
RUTH ROSENSWEIG                    Lakehurst, NJ  08733-5535
JT TEN

STEPHEN ROSSI                      572 Coventry Lane                              60
                                   W Chester, PA  19382

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
RICHARD G RYPKEMA &,               158 Louise Drive                              400
ELAINE C RYPKEMA                   Mandeville, LA  70448
JT TEN

GERTRUDE M SAMORE                  712 32nd Street                               250
                                   Sioux City, IA  51104

GARY SCHAUNAMAN                    Rte. 1 Box 6                                  300
                                   Warner, SD  57479

LEE A SCHAUNAMAN                   Rte. 1 Box 5                                  100
                                   Warner, SD  57479

STEPHEN SCHEFFER CUST              923 Fifth Avenue, Apt. 12-A                    15
ANDREW W SCHEFFER                  New York, NY  10021
UNIF GIFT MIN ACT NY

JOHN P SCHIRRA                     384 Wyoga Lake Blvd.                          200
                                   Stow, OH  44224-1110

SCOTT G SEMPLE                     2050 150th St.                                100
                                   Lawton, IA  51030-8042

FRED B SENDIK &,                   8530 N Greenvale Road                         200
ELEANOR A SENDIK                   Milwaukee, WI  53217
JT TEN

WILLIAM SENKEL III CUST            P.O. Box 62                                    75
TARA LYNN SENKEL                   Bay Head, NJ  08742
UNIF GIFT MIN ACT NJ

ESTHER SLOVAK                      145-78 9th Ave.                                 4
                                   Whitestone, NY  11357

MERLE C SNODGRASS CUST             10505 Bunch Berry Lane                          4
JAMES STEVPHEN THOMPSON            Upper Marlboro, MD  20772-6320
UNIF GIFT MIN ACT MD

RICHARD P STARK CUST               7433 Farmington Way                          2000
MEGAN M STARK UNIF                 Madison, WI  53717
GIFT MIN ACT WI

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
RICHARD P STARK CUST               7433 Farmington Way                          2000
COLIN P STARK UNIF GIFT            Madison, WI  53717
MIN ACT WI

DAVID F STARK                      166 Siesta Circle                            2000
                                   Evergreen, CO  80439

JANET C STIFFLER                   308 Boyle St.                                 104
                                   Bellwood, PA  16617

JOANNE STIGNA                      1875 E 2nd St.                                150
                                   Brooklyn, NY  11223-2822

LAVERN L STODDEN                   1700 S Hennepin St.                           200
                                   Sioux City, IA  51106

ROBERT G STRANGE                   P.O. Box 2070                                 310
                                   Jesup, GA  31598

JAMES STRAUSS JR.                  18 Pearson Dr.                                 30
                                   Newark, DE  19713-2835

JERROLD STRICKLAND                 1907 Sunset Dr.                               100
                                   Ontario, OR  97914

ROBINA LISE SUWOL                  Box 2123                                       25
                                   Toluca Lake, CA  91602

PETER JORDAN SWAN                  2220 S 66th                                    50
                                   Fort Smith, AR 72903-3927

JOHN R THOMPSON                    80 Haku Pl.                                     1
                                   Lahaina Maui, HI  96761

THEODORE J TINGELHOFF CUST         126 Golden Dr.                                125
SCOTT R TINGELHOFF                 Sergeant Bluff, IA  51054
UNIF GIFT MIN ACT IA

THEODORE J TINGELHOFF CUST         126 Golden Dr.                                125
HEATHER L TINGELHOFF               Sergeant Bluff, IA  51054
UNIF GIFT MIN ACT IA

ALFRED V TJARKS JR.                3625 Ter View Drive                          2000
TR UA DTD FEB 18 85                Encino, CA  91436
FBO ALFRED V TJARKS
RETIREMENT PLAN

CARMELO TORRANO                    413 Santa Barbara                             300
                                   Daly City, CA  94014

NAME                                        ADDRESS                         #OF SHARES
----                                        -------                         ----------
REBECCA DI VIRGILIO                324 Seaber Avenue                              25
                                   Staten Island, NY  10305

JAMES VANDE WERKEN                 9412 South Tulley Ave.                        100
                                   Oak Lawn, IL  60453

ROBERT M WALLACE &,                7012 Burnside Dr.                             500
CAROL A WALLACE                    San Jose, CA  95120-3218
JT TEN

DONALD P WARREN                    7 Thomas Dr.                                 2500
                                   Cumberland, RI  02864

STEVEN W WESTLIE                   W296 N 3026 Franciscan Road                     5
                                   Pewaukee, WI  53072

BETTY JEAN WETTERMARK              410 Pierce St., #404                           60
                                   Sioux City, IA  51101

THOMAS C WICK                      232 S Dellwood                                 60
                                   St. Louis, MO  63135

GARY J WOLF CUST                   1731 Vestal Drive                             100
LAURA WOLF                         Coral Springs, FL  33071
UNIF GIFT MIN ACT NY

GARY J WOLF CUST                   1731 Vestal Drive                             100
KENNETH WOLF                       Coral Springs, FL  33071
UNIF GIFT MIN ACT NY

ELLIOTT W WOOLDRIDGE &,            P.O. Box 1048                                 500
NANCY L WOOLDRIDGE                 Sioux City, IA  51102
JT TEN

ROBERT B ZEIGLER                   Rte. 220                                       50
                                   Claysburg, PA  16625

MICHAEL E ZIARKO &,                515 Marquardt NE                              190
JACQUELINE R ZIARKO                N Canton, OH  44720
JT TEN

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any impression that the information herein is correct as of any time subsequent to the date hereof.


                                1,753,211 Shares

                                J2 Communications

                                  Common Stock

                              --------------------

                                   PROSPECTUS

                              --------------------



January __, 1998

                                     PART II

                                    EXHIBITS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The expenses in connection with the issuance and distribution of the securities being registered are as follows (estimated except as noted):


        SEC registration fee (actual) ....................           N/A
        NASD filing fee (actual) .........................           N/A
        Printing and engraving expenses ..................       $ 2,500
        Legal fees and expenses ..........................       $ 5,000
        Accounting fees and expenses .....................       $ 5,000
        Blue sky qualification fees and expenses .........           N/A
        Miscellaneous ....................................           N/A
               Total .....................................       $12,500


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Directors of the Company are presently entitled to indemnification as expressly authorized under Section 317 of the California General Corporation Law ("Section 317") and the Bylaws of the Company (which generally authorize the Company to indemnify its Agents where such indemnification is authorized by
Section 317). Section 317 provides a detailed statutory framework covering indemnification of any agent of a corporation who is threatened to be made a party to any legal proceeding by reason of his or her actions on behalf of the corporation.

        Article V ("Article V") of the Company's Articles of Incorporation, which was adopted and approved by the Company's Shareholders in 1989, provides that a director will not be liable for monetary damages arising out of the director's breach of his or her fiduciary duties to the Company and the Shareholders to the fullest extent permissible under the California Law. Liability for breach of a director's fiduciary duty arises when the director has failed to exercise sufficient care in reaching decisions or otherwise attending to his responsibilities as a director and in other circumstances. Article V does not eliminate these duties; it only eliminates monetary damage awards occasioned by a breach of these duties. Accordingly, a breach of fiduciary duty is still a valid basis for a suit seeking to stop a proposed transaction from occurring. However, after a transaction has occurred, the Shareholders do not have a claim against directors for monetary damages based on a breach of fiduciary duty, even if that breach involves negligence on the part of the directors. Additionally, as a practical matter, equitable remedies such as rescission may not be available after a transaction has already been consummated or in other circumstances. The Directors are parties to Indemnification Agreements with the Company that attempt to provide the maximum indemnification allowed under the California Law. The Indemnification Agreements make mandatory indemnification which is permitted by California Law in situations in which the Indemnitee would otherwise be entitled to indemnification only if the Board of Directors, the Shareholders, independent legal counsel retained by the Company or a court in which an action was or is pending made a discretionary determination in a specific case to award such indemnification. However, in part because the California Law was only recently enacted, the extent to which the indemnification permitted by the California Law may be expanded by indemnification agreements is unsettled and has yet to be the subject of any judicial interpretation.

        The Indemnification Agreement provides that the Company will be obligated to indemnify an Indemnitee in the following circumstances:

        Third Party Actions. In case of any action other than one by or in the right of the Company, an Indemnitee will be entitled to indemnity if the Indemnitee's actions were of a type for which the Indemnitee would not have monetary liability as a result of the Article V of the Articles of Incorporation of the Company, or if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification would include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee. Absent an agreement or success on the merits of a case, an Indemnitee would be entitled to indemnification only if it is determined in a specific case by the Board of Directors, the shareholders, independent legal counsel retained by the Company or a court in which an action is or was pending that the Indemnitee has met the applicable standard of care.

        Derivative Actions. With respect to actions by or in the right of the Company an Indemnity will be entitled to indemnification if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company and the Shareholders, and, whether or not the act is one in the Indemnitee's capacity as a director, to the extent that an action concerns the breach of an Indemnitee's duty to the Company and the Shareholders in circumstances under which a director's monetary liability has been eliminated. However, indemnification may not be made where such indemnification is expressly prohibited by Section 317. Section 317 currently prohibits indemnification in respect of (a) any claim, issue or matter as to which the Agent has been adjudged to be liable to the Company in the performance of the Agent's duty to the Company and the Shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the Agent is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine (b) amounts paid in settling or otherwise disposing of a pending action without court approval; or (c) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. Absent an agreement or success on the merits of a case, an Indemnitee would be entitled to indemnification only if it is determined in a specific case by the Board of Directors, the Shareholders, independent legal counsel retained by the Company or a court in which an action is or was pending that the Indemnitee has met the applicable standard of care.

        Mandatory Payment of Expenses. To the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action or the defense of any claim, issue or matter therein, the Indemnitee will be entitled to indemnification against expenses (including attorneys' fees) actually and reasonably incurred in connection with the matter, Section 317 requires indemnification in such circumstances.

        Advances of Expenses. The Indemnification Agreement provides that the Company must advance all reasonable expenses incurred by an Indemnitee in connection with any proceeding (but not any amounts actually paid in settlement of any proceeding). The Indemnitee undertakes to repay the amounts advanced only if, and to the extent that, it is ultimately determined that the Indemnitee is not entitled to be indemnified for those expenses pursuant to the Indemnification Agreement. Absent an agreement, the Company would not be required, but would be allowed to advance expenses upon receipt of such an undertaking by Indemnitee.

        Procedure for Enforcement of Rights. If an Indemnitee is not paid any indemnification or advance within forty-five (45) days after requesting payment, the Indemnitee may bring an action to recover the payments. The Company may defend an action to recover indemnification (but not expenses) on the basis that the Indemnitee is not entitled to indemnification under the Indemnification Agreement. To the extent allowed by law the question of whether an Indemnitee is entitled to indemnification will be determined by a court, and not by the Company, the Board of Directors, independent legal counsel or the Shareholders.

        Partial Indemnification. The Indemnification Agreement provides for partial indemnification of costs and expenses if any Indemnitee is entitled to indemnification only with respect to certain aspects of a pending or threatened action. The California Law does not specifically address this issue. It does however, provide that to the extent that an indemnified party has been successful on the merits he is entitled to indemnification.

        Future Changes in the Law. The Indemnification Agreement automatically incorporates future changes in the law which increase the protection available to the Indemnitee. These changes will apply to the Company without future Shareholders' approval and, in the absence of liability insurance, may further impair Shareholders' rights or subject the Company's assets to risk of loss in the event of large indemnification claims.

        Exceptions. The Indemnification Agreement provides that the Company will not be obligated: (a) to indemnify or advance expenses to the Indemnitee with respect to proceedings or claims initiated or brought voluntarily by the Indemnitee and not be way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification (but indemnification or advancement of expenses may be provided in specific cases); (b) to indemnify the Indemnitee for any expenses incurred by the Indemnitee with respect to any proceeding instituted by the Indemnitee to enforce or interpret the Indemnification Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous; (c) to indemnify the Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to Indemnitee by an insurance carrier under a policy or officers' and directors' liability insurance maintained by the Company; or (d) to indemnify the Indemnitee for expenses and the payment of profits arising from the purchase and sale by the Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

        None.

ITEM 16.  (a)  EXHIBITS
               1.1   Settlement Agreement between J2 Communications, Inc.
                     and National Lampoon, Inc., and FilmAccord Corp.
                     dated September 11, 1991. (1)

               1.2 "National Lampoon" License Agreement Termination between National Lampoon, Inc. and Guber-Peters
                     Entertainment Company, previously named Barris
                     Industries, Inc., dated October 1, 1990. (1)

               2.1 Acquisition Agreement, dated as of July 31, 1990 between the Company, J2 Acquisition Corp., National Lampoon, Inc.,
                     Daniel L. Grodnik, and Tim Matheson, and related Agreement and Plan of Merger. (2)

               3.1   Restated Articles of Incorporation. (3)

               3.2   By-laws of the Company. (3)

               4.1 Warrant Agreement dated as of October 15, 1990 between the Company and U.S. Stock Transfer
                     Corp. (2)

               5.0 Opinion and Consent of Kelly & Lytton regarding legality of securities (to be filed by amendment).

              10.1 Employment Agreement, dated as of July 16, 1986, between the Company and James P. Jimirro. (2)

              10.2 Amendment to Employment Agreement between the Company and James P. Jimirro, dated as of May 26, 1983. (3)

              10.3   Agreement between National Lampoon, Inc. and New Line
                     Cinema Corporation, dated as of April 20, 1990.  (2)

              10.4   Lease between the Company and Pacific Properties. (5)

              10.5   Amended lease between the Company and Pacific
                     Properties.  (4)

              10.6   Second amended lease between the Company and Pacific
                     Properties. (1)

              10.7   Severance Agreement and General Release by and
                     between National Lampoon, Inc., Tim Matheson, the
                     Grodnik/Matheson Limited Partnership and the
                     Grodnik/Matheson Company.  (2)

              10.8   J2 Communications Stock Option Agreement, dated as of
                     July 13, 1990, by and between the Company and Tim
                     Matheson. (2)

              10.9   Severance Agreement and General Release by and
                     between National Lampoon, Inc., Dan Grodnik, the
                     Grodnik/Matheson Limited Partnership, and the
                     Grodnik/Matheson Company.  (2)

              10.10  Stock Option Agreement, dated as of July 13, 1990, by and between J2 and Dan Grodnik.  (2)

              10.11  Restated Employment Agreement between J2 Communications and
                     James P. Jimirro dated as of December 1, 1990.

              10.12  Settlement and Release between J2 Communications and
                     Larry Finley dated as of June 14, 1991. (1)

              10.13  Agreement with Technicolor Video Services, Inc. (6)

              10.14  Settlement and Shareholders Agreement with (7)
                     (a)  Jeffer, Mangels, Butler & Marmaro
                     (b)  Hill, Wynne, Troop & Meisinger
                     (c)  Stroock & Stroock & Lavan
                     (d)  Lavely & Singer
                     (e)  Chrystie & Berle.


              10.15  Agreement with CR Cooper Publications, Inc. (8)

               23.1  Consent of Arthur Andersen LLP.(9)


              (1)    Filed as exhibit to the Company's Annual Report on Form
                     10-K for the Fiscal Year ended July 31, 1991.

              (2) Filed as an exhibit to Company Registration Statement on Form S-4, File No. 33-36203

              (3)    Filed as an exhibit to that certain Form S-1 Registration
                     Statement of the Company as filed with the Securities and Exchange Commission on July 28, 1986, September 22, 1986 and October 2, 1986 (The "S-1 Registration Statement").

              (4)    Filed as an exhibit to the Company's Annual Report on Form
                     10-K for the Fiscal Year Ended July 31, 1988.

              (5)    Filed as an exhibit to the Company's Annual Report of Form
                     10-K for the Fiscal Year Ended as of July 31, 1989.

              (6)    File as an exhibit to that certain Form S-1 Registration
                     Statement of the Company filed with the Securities and Exchange Commission on May 28, 1993.

              (7)    Filed as an exhibit to that certain Form S-1 Registration
                     Statement of the Company filed with the Securities and Exchange Commission on October 28, 1993.


              (8)    Filed as an exhibit to that certain Form S-1 Registration
                     Statement of the Company filed with the Securities and Exchange Commission on August 21, 1996.

              (9)    Included herewith.


ITEM 16(b) FINANCIAL STATEMENTS SCHEDULES

ITEM 17. UNDERTAKINGS.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Bylaws cited in Item 13, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by its duly authorized officers.




Date: January 29, 1998               By:   /s/ JAMES P. JIMIRRO
                                           -------------------------------------
                                           JAMES P. JIMIRRO
                                           Chairman of the Board
                                           President, and Chief
                                           Executive Officer
                                           (Principal Executive Officer
                                           and Director)

Date: January 29, 1998               By:   /s/ Rudy R. Patino
                                           -------------------------------------
                                           Rudy R. Patino
                                           Chief Financial Officer
                                           (Principal Financial Officer)

Date: January 29, 1998               By:   /s/ James Fellows
                                           -------------------------------------
                                           James Fellows
                                           Director

Date: January 29, 1998               By:   /s/ Bruce P. Vann
                                           -------------------------------------
                                           Bruce P. Vann
                                           Director

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on this 29th day of January, 1998.

                                     J2 COMMUNICATIONS

                                     BY:   /s/ JAMES P. JIMIRRO
                                           -------------------------------------
                                           JAMES P. JIMIRRO
                                           CHAIRMAN OF THE BOARD,
                                           PRESIDENT, AND CHIEF
                                           EXECUTIVE OFFICER

                                POWER OF ATTORNEY

        KNOW ALL MAY BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James P. Jimirro, as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                     Capacity                       Date
         ---------                     --------                       ----
/s/ JAMES P. JIMIRRO          Chairman of the Board,           January 29, 1998
---------------------------   President, Chief Executive
JAMES P. JIMIRRO              Officer and Director
                              (Principal Executive Officer
                              And Director)

/s/ JAMES FELLOWS             Director                         January 29, 1998
---------------------------
JAMES FELLOWS

/s/ BRUCE P. VANN             Director                         January 29, 1998
---------------------------
BRUCE P. VANN

/s/ RUDY R. PATINO            Chief Financial Officer          January 29, 1998
---------------------------   (Principal Financial
RUDY R. PATINO                Officer)